Filed by: América Móvil, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Telmex Internacional, S.A.B. de C.V.
Commission File No. 001-34086

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AMÉRICA MÓVIL, S.A.B. DE C.V.

Lago Alberto No. 366
Torre Telcel I, Primer Piso
Colonia Anáhuac, 11320, Delegación Miguel Hidalgo
México, Distrito Federal

TRADING SYMBOL: “AMX”

DISCLOSURE STATEMENT CONCERNING THE COMPANY’S REORGANIZATION

March 12, 2010

Pursuant to Article 35 of the General Provisions Applicable to Issuers and Other Participants in the Securities Market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) (as amended, the “General Rules”), issued by Mexico’s National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”), América Móvil, S.A.B. de C.V. (“AMX” or “América Móvil”) hereby informs its shareholders and the public of its intent to conduct two concurrent tender offers which, if consummated, could result in the acquisition by América Móvil of assets with a value in excess of 10% (ten percent) of its consolidated assets as of the end of the fourth quarter of 2009. The first such offer (the “TELECOM Offer”) for up to all of the outstanding Series A-1 full voting shares, no par value (the “TELECOM Shares”), of the capital stock of Carso Global Telecom, S.A.B. de C.V. (“TELECOM”), and the second such offer (the “TELINT Offer” and, together with the TELECOM Offer, the “Offers”) for up to all of the outstanding Series A shares and the Series L limited voting shares, no par value (the “TELINT Shares”), of the capital stock of Telmex Internacional, S.A.B. de C.V. (“TELINT”), subject to the terms described in this Disclosure Statement Concerning the Company’s Reorganization (this “Disclosure Statement”).

Summary of the Offers

As disclosed on January 13, 2010, América Móvil intends to conduct a tender offer to purchase the TELECOM Shares from TELECOM’s shareholders, and concurrently sell thereto Series L limited voting shares, no par value, of the capital stock of América Móvil (the “AMX Shares”), based on an exchange ratio of 2.0474 to one. As a result, each TELECOM shareholder electing to participate in the TELECOM Offer will receive 2.0474 AMX Shares in exchange for each TELECOM share tendered thereby.

If accepted by TELECOM’s shareholders, the TELECOM Offer will result in the indirect acquisition by América Móvil of (i) 59.4% (fifty nine point four percent) of the outstanding shares of the capital stock of Teléfonos de México, S.A.B. de C.V. (“Telmex”), and (ii) 60.7% (sixty point seven percent) of the outstanding shares of the capital stock of TELINT.

In addition, América Móvil intends to conduct a tender offer in respect of the TELINT Shares, pursuant to which TELINT’s shareholders will receive (i) 0.373 AMX Shares or, at the election of TELINT’s shareholders, (ii) Ps.11.66 in cash, for each TELINT Share tendered by them.

Contingent upon the outcome of the Offers, and subject to the satisfaction of the conditions set forth in the applicable laws and the safeguard of the public’s interest, a petition to cancel the registration of the TELECOM Shares and the TELINT Shares may be filed with Mexico’s National Securities Registry (Registro Nacional de Valores) (the “RNV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

The consummation of the Offers is conditioned upon the satisfaction of certain conditions, including the authorization of certain corporate actions and the receipt of various regulatory approvals, some of which have been heretofore obtained by América Móvil and/or TELECOM. The consummation of the TELINT Offer is conditioned upon the successful acquisition of at least 51% (fifty one percent) of the TELECOM Shares in connection with the TELECOM Offer; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the TELECOM Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole discretion of TELECOM’s shareholders. The consummation of the TELECOM Offer is conditioned upon there being no regulatory restrictions precluding the participation of TELECOM’s shareholders therein. AMX intends to structure the Offers as efficiently as practicable, taking into consideration, among other things, various corporate, tax and regulatory considerations.

América Móvil will remain a public company and its shares will continue to trade on the Mexican Stock Exchange and each of the international markets in which they are currently listed for trading.

Characteristics of the Shares Before and After the Offers

If consummated in its terms, the TELECOM Offer will result in TELECOM’s shareholders receiving 2.0474 AMX Shares in exchange for each TELECOM Share tendered by them. In addition, if consummated, the TELINT Offer will result in TELINT’s shareholders receiving 0.373 AMX Shares or, at their election, Ps.11.66 in cash, for each TELINT Share tendered by them. The Offers entail a series of corporate actions, including, among others, the amendment of America Móvil’s bylaws in the terms described in this Disclosure Statement, in order to replace the existing nationality clause with a clause precluding the participation of foreign nationals therein, and to cancel the existing Series A shares pursuant to terms that will preserve the rights of their current holders and, therefore, without affecting such series of shares.

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AMX’s Shares are registered with the RNV and are listed on the Mexican Stock Exchange. Registration with the RNV does not imply any certification as to the quality of the securities, the solvency of the issuer, or the accuracy or truthfulness of the information contained in this Disclosure Statement, nor does it validate any act carried out in violation of the law.

This Disclosure Statement does not constitute an offer to sell any securities in the United States. No securities may be offered or sold in the United States unless registered or exempted from registration therein. In connection with the U.S. Offer (as such term is defined herein), AMX intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement under Form F-4, including a prospectus and an offering document. Investors should carefully review all the documents pertaining to the Offers and the U.S. Offer as soon as they become available, as such documents will contain material information with respect to such offers. All documents filed with the SEC will be available free of charge at www.sec.gov.

A copy of the Disclosure Statement will be made available to any shareholder upon request addressed to América Móvil’s Investor Relations Department, Lago Alberto No. 366, Torre Telcel I, Segundo Piso, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320 México, Distrito Federal, Mexico, to the attention of Daniela Lecuona Torras, telephone number 52 (55) 2581-4449, email address daniela.lecuona@americamovil.com. The electronic version of this Disclosure Statement is available at www.americamovil.com and www.bmv.com.mx. ..

This Disclosure Statement replaces in its entirety the Disclosure Statement concerning the company's reorganization transmitted by América Móvil via SEDI on March 2, 2010.

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1	.	DEFINED TERMS			1

2	.	EXECUTIVE SUMMARY			3

3	.	THE OFFERS			5
		3.1	.	Purpose	5
		3.2	.	Description	6
		3.3	.	Capital Resources	15
		3.4	.	Expenses	16
		3.5	.	Authorization Date	16
		3.6	.	Exchange Date	16
		3.7	.	Material Changes in the Shares of AMX, TELECOM and TELINT as a Result of the
				Offers	16
				3.7.1. América Móvil	16
				3.7.2. TELECOM	17
				3.7.3. TELINT	17
		3.8	.	Accounting Treatment	18
		3.9	.	Taxation	18

4	.	PARTIES TO THE OFFERS			19
		4.1	.	América Móvil	19
				4.1.1. Name	19
				4.1.2. Business	19
				4.1.3. Recent Developments	19
				4.1.4. Capital Structure	20
				4.1.5. Material Changes in Financial Condition Since the Date of the Most Recent Annual Report	27

4.2	.	TELECOM	28
		4.2.1. Name	28
		4.2.2. Business	28
		4.2.3. Recent Developments	28
		4.2.4. Capital Structure	28
		4.2.5. Material Changes in Financial Condition Since the Date of the Most Recent Annual Report	29

		4.3	.	TELINT	29
				4.3.1. Name	29
				4.3.2. Business	29
				4.3.3. Recent Developments	29
				4.3.4. Capital Structure	30
				4.3.5. Material Changes in Financial Condition since the Date of the Most Recent Annual Report	31

5	.	RISK FACTORS			32
		5.1.		Risk Factors Related to América Móvil, TELECOM and TELINT	32
		5.2.		Risk Factors Related to the Offers	42

6	.	SELECTED FINANCIAL INFORMATION			45

7	.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND
		FINANCIAL CONDITION			46

8	.	DOCUMENTS ON DISPLAY			49

9	.	SIGNATURES			50

10. EXHIBITS
		10.1. Opinion of the Independent Auditors			50
		10.2. Selected Financial Information			52
		10.3. Credit Suisse Opinion			55

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1.	DEFINED TERMS

Unless otherwise defined in the cover page of this Disclosure Statement or as the context may otherwise require, the following terms shall have the following meanings, which shall be applicable to both the singular and plural forms thereof:

Term	Definition

“AMX Shares”
All or any of the Series L registered, limited voting shares, no par value, of the capital stock of América Móvil, to be subscribed by TELINT’s shareholders and TELECOM’s shareholders in connection with the Offers; provided, that the AMX Shares are not and shall not be deemed to be included in the Offers.

“AMX’s Annual Report”	AMX’s annual report for the year ended December 31, 2008, as filed with the CNBV and the Mexican Stock Exchange on June 30, 2009, in accordance with the General Rules.

“AMX’s Quarterly Report”	AMX’s report for the fourth quarter of 2009, as filed with the CNBV and the Mexican Stock Exchange on February 2, 2010, in accordance with the General Rules.

“CINIF”	The Mexican Council for the Research and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.)

“Credit Suisse”	Credit Suisse Securities (USA) LLC, or an affiliate thereof.

“dollar”, “US$” or “$”	The U.S. dollar.

“FRS”	Mexican financial reporting standards.

“General Rules”	The General Provisions Applicable to Issuers and Other Participants in the Securities Market, published in Mexico’s Official Gazette on March 19, 2003, as amended.

“Indeval”	Mexico’s S.D. Indeval, a securities depository (S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.)

“Mexico” “Mexican Securities Market Law” “Mexican Income Tax”	The United Mexican States. The Mexican Securities Market Law, as published in Mexico’s Official Gazette on December 30, 2005, as amended. Mexican Income Tax

“peso” or “Ps.”	The Mexican peso.

“SEC”	The U.S. Securities and Exchange Commission.

“Slim Family”	Mr. Carlos Slim Helú and his immediate family members.

“Telcel”	Radiomóvil Dipsa, S.A. de C.V.

“TELECOM”	Carso Global Telecom, S.A.B. de C.V.

“TELECOM Shares”
All or any of the approximately 3,481,765,200 Series A-1 registered, full voting shares, no par value, representing 100% (one hundred percent) of the outstanding capital stock of TELECOM as of the fourth quarter of 2009, which are the subject matter of the TELECOM Offer.

“TELECOM’s Annual Report”	TELECOM’s annual report for the year ended December 31, 2008, as filed with the CNBV and the Mexican Stock Exchange on June 30, 2009, in accordance with the General Rules.

“TELECOM’s Quarterly Report”	TELECOM’s report for the fourth quarter of 2009, as filed with the CNBV and the Mexican Stock Exchange on February 18, 2010, resubmitted on February 19, 2010, in accordance with the General Rules.

“TELINT”	Telmex Internacional, S.A.B. de C.V.

“TELINT’s Annual Report	TELINT’s annual report for the year ended December 31, 2008, as filed with the CNBV and the Mexican Stock Exchange on June 26, 2009, in accordance with the General Rules.

“TELINT’s Quarterly Report”	TELINT’s report for the fourth quarter of 2009, as filed with the CNBV and the Mexican Stock Exchange on February 11, 2010, in accordance with the General Rules.

“TELINT Shares”
All or any of the approximately 8,115,000,000 Series AA, 415,000,000 Series A, and 9,793,000,000 Series L shares, representing 100% (one hundred percent) of the outstanding capital stock of TELINT as of December 31, 2008, which are the subject matter of the TELINT Offer. It is anticipated that for purposes of their inclusion in the TELINT Offer and the U.S. Offer, TELINT’s Series AA shares will first be converted into TELINT’s Series L shares.

“Telmex”	Teléfonos de México, S.A.B. de C.V.

“United States” or “U.S.”	The United States of America.

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“U.S. Offer”
The tender offer to purchase in the United States a number of TELINT Shares identical to the number of Series A and Series L shares of TELINT that are the subject matter of the TELINT Offer, including in the form of American Depositary Shares (“ADSs”) (each of which represents 20 Series A or 20 Series L shares of TELINT), in substantially the same terms and conditions as in the TELINT Offer, subject to the applicable U.S. laws.

2.	EXECUTIVE SUMMARY

The following summary contains a brief description of the most significant aspects of the Offers, does not purport to include all relevant information thereon, and, accordingly, should be read in conjunction with the more detailed descriptions and financial information included elsewhere in this Disclosure Statement, as well as in AMX’s Annual Report, which is available for consultation at www.americamovil.com, TELECOM’s Annual Report, which is available for consultation at www.cgtelecom.com.mx, and TELINT’s Annual Report, which is available for consultation at www.telmexinternacional.com. Such annual reports are also available for consultation through the Mexican Stock Exchange at www.bmv.com.mx.

The consummation of the Offers and the U.S. Offer entails a series of transactions, including the following:

(i)
The TELECOM Offer: AMX intends to conduct a tender offer to purchase from TELECOM’s shareholders up to approximately 3,481,765,200 TELECOM Shares, subject to the concurrent purchase and subscription by such shareholders of AMX Shares based on an exchange ratio of 2.0474 to 1. As a result, those TELECOM’s shareholders electing to participate in the TELECOM Offer will have the right to subscribe 2.0474 AMX Shares in exchange for each TELECOM Share tendered by them; provided, that the AMX Shares are not and shall not be deemed to be included in the TELECOM Offer or subject thereto. The consummation of the TELECOM Offer is conditioned upon there being no regulatory restriction preventing the TELECOM shareholders from participating therein.

(ii)
The TELINT Offer: AMX intends to conduct a tender offer to purchase the TELINT Shares from TELINT’s shareholders. The TELINT Offer is conditioned upon, among other things, the successful acquisition by AMX of at least 51% (fifty one percent) of the outstanding shares of the capital stock of TELECOM in connection with the TELECOM Offer; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the TELECOM Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole will of TELECOM’s shareholders.

(iii)
The U.S. Offer: AMX intends to conduct a tender offer to purchase in the United States up to the same number of TELINT Shares included in the TELINT Offer, including those in the form of ADSs (each of which represents 20 Series L or 20 Series A shares), in substantially the same terms and conditions as in the TELINT Offer, subject to all applicable U.S. laws.

The financial terms of the Offers were determined based upon the average closing price of the AMX Shares, the Series L TELINT Shares, and the Series L shares of Telmex (the “TMX Shares”) in the Mexican Stock Exchange for the 10-day trading period immediately preceding AMX’s disclosure of its intent to commence the process toward the consummation of the Offers, which period ended January 12, 2010 (the “Valuation Period”). The price per share so determined will be hereinafter referred to as the “Average Price Over the Valuation Period”.

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In particular, for purposes of the TELINT Offer (1) the actual price per share is equal to the Average Price Over the Valuation Period of each Series L TELINT Share, and (2) the price of the shares to be subscribed is equal to the Average Price Over the Valuation Period of the Series L TELINT Shares, divided by the Average Price Over the Valuation Period of each AMX Share.

The price of the TELECOM Shares for purposes of the TELECOM Offer was determined based upon the value of its principal assets, which consist of TMX Shares and TELINT Shares, and upon TELECOM’s net debt as of December 31, 2009.

Depending on the outcome of the Offers and subject to the satisfaction of the conditions set forth in the applicable laws, including the performance of all acts necessary to protect the public’s interests and the authorization of all requisite corporate actions, upon consummation of the Offers a petition to cancel the registration of the TELECOM Shares and the TELINT Shares in the RNV may be filed with the Mexican Stock Exchange, and a petition to cancel the registration of such shares may be field with the Mexican Stock Exchange, so that the TELECOM Shares and the TELINT Shares will no longer trade therein. If upon completion of the Offers there remain any publicly held TELECOM Shares and/or TELINT Shares, AMX may elect to create one or more of the trusts referred to in Article 108, Section I(c), of the Mexican Securities Market Law (Ley del Mercado de Valores).

In any event, AMX will observe all applicable legal provisions to ensure the protection of the public’s interests and the market generally, as required by the Mexican Securities Market Law.

As part of the process to complete the Offers, América Móvil intends to amend its bylaws in the terms described in this Disclosure Statement, in order to replace the existing nationality clause with a clause precluding the participation of foreign nationals therein, and to cancel the existing Series A shares pursuant to terms that will preserve the rights of their current holders and, therefore, without affecting such series of shares.

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3.	THE OFFERS

3.1.	Purpose

The primary objective of the TELECOM Offer is for AMX to acquire all of the outstanding TELECOM Shares currently held by the public and, as a result, the direct and indirect ownership of approximately 59.4% (fifty nine point four percent) of the outstanding shares of stock of Telmex and approximately 60.7% (sixty point seven percent) of the outstanding shares of stock of TELINT.

The objective of the TELINT Offer is for AMX to acquire the TELINT Shares.

The consummation of the Offers is conditioned upon the satisfaction of certain conditions, including the authorization of certain corporate actions and the receipt of various regulatory approvals, some of which have been heretofore obtained by América Móvil and/or TELECOM. The consummation of the TELINT Offer is conditioned upon the successful acquisition of at least 51% (fifty one percent) of the TELECOM Shares in connection with the TELECOM Offer; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the TELECOM Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole will of TELECOM’s shareholders. The consummation of the TELECOM Offer is conditioned upon there being no regulatory restrictions precluding the participation of TELECOM’s shareholders therein. AMX intends to structure the Offers as efficiently as practicable, taking into consideration, among other things, various corporate, tax and regulatory considerations.

The combined purpose of the Offers is for AMX to acquire the direct ownership of 100% (one hundred percent) of the TELECOM Shares and, as a result, the direct and indirect ownership of 100% (one hundred percent) of the TELINT Shares, and of approximately 59.4% (fifty nine point four percent) of the outstanding shares of the capital stock of Telmex.

The evolution of the telecommunications industry has led to the development of technological platforms capable of providing combined voice, data and video transmission services. This circumstance, coupled with the most recent advances in applications, functionalities and equipment, points towards an imminent, exponential growth in the demand for data services in Latin America and the Caribbean. The business combination described herein will enable AMX to offer integrated communication services throughout the region, regardless of their platform of origin. In addition, the business combination will enable AMX to create significant synergies, improve its marketing efforts and more efficiently use its networks and information systems and processes, which will in turn enable it to offer more integrated and universal services in increasingly attractive conditions to its customers. AMX also believes that the combined businesses will place it in a better position to focus on research and development in the telecommunications and information technology industries. Overall, the business combination will strengthen AMX’s position as a world class company with nearly 250 million customers in 18 countries.

As a strong and competitive Mexican corporation, AMX will be well positioned to offer to its customers and investors the benefits of the significant technological changes occurring worldwide, which will be of particular relevance in Latin America.

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The following chart illustrates the corporate structure of AMX after the completion of the Offers, assuming that AMX successfully acquires all of the shares subject matter thereof:

*For additional information regarding AMX’s subsidiaries, see “Section 4―The Company” of AMX’s Annual Report.

3.2.	Description

The Offers entail a series of transactions, including the following:

1.
Board of Directors of AMX. On January 13, 2010, the members of the board of directors of AMX unanimously resolved to, among other things, initiate the process toward the consummation of the Offers in the terms described in the following notice, which was released to the public and the boards of directors of TELECOM and TELINT on such date:

“América Móvil’s tender offer for Carso Global Telecom and Telmex Internacional”

Mexico City. January 13, 2010. América Móvil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it will launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by America Movil. The exchange ratio will be 2.0474 to 1, and thus, the shareholders of Telecom would receive 2.0474 shares of America Movil per each Telecom share.

If Telecom’s shareholders tender all their Telecom shares, America Movil would beneficially own 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”), and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). Telecom’s net indebtedness at the end of 2009 was approximately 22,017 million pesos.

America Movil also announced that it will launch an offer for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of America Movil per each Telmex Internacional share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered.

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These transactions have been approved today by America Movil’s board of directors.

The evolution of the telecommunications industry has led to the development of technological platforms capable of providing combined voice, data and video transmission services. This circumstance, coupled with the most recent advances in applications, functionalities and equipment, points towards an imminent, exponential growth in the demand for data services in Latin America and the Caribbean. The business combination described herein will enable América Móvil to offer integrated communication services throughout the region, regardless of their platform of origin.

In addition, the business combination will enable América Móvil to create significant synergies, improve its marketing efforts and more efficiently use its networks and information systems and processes, which will in turn enable it to offer more integrated and universal services in increasingly attractive conditions to its customers. América Móvil also believes that the combined businesses will place it in a better position to focus on research and development in the telecommunications and information technology industries. Overall, the business combination will strengthen América Móvil’s position as a world class company with nearly 250 million customers in 18 countries.

As a strong and competitive Mexican corporation, América Móvil will be well positioned to offer to its customers and investors the benefits of the significant technological changes occurring worldwide, which will be of particular relevance in Latin America.

The Offers will be conditioned upon the issuance of the requisite approvals.

About AMX

América Móvil is the leading provider of wireless services in Latin America. As of September 30, 2009, it had 194.3 million cellular and 3.8 million fixed-line subscribers in the American continent.

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Limitation of Liability

This document does not constitute an offer to sell any securities in the United States, Mexico, or elsewhere. No securities may be offered or sold in the United States, Mexico or any other jurisdiction, unless registered or exempted from registration therein. Any public offering of securities in the United States or Mexico must be made pursuant to a prospectus or Disclosure Statement available from América Móvil, containing detailed information with respect to América Móvil, Carso Global Telecom, S.A.B. de C.V. and/or Telmex Internacional, S.A.B. de C.V., and their respective managements, financial information and other relevant data.

This document contains forward-looking statements, which reflect the current views or future expectations of América Móvil and its management with respect to its performance, business operations and future developments. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. América Móvil does not undertake and expressly disclaims any obligation to update such statements in light of new information, future developments, or otherwise.”

2.	Receipt of Notice and Authorization of Actions by TELECOM’s Board of Directors. On January 13, 2010, América Móvil informed TELECOM’s board of directors of its intention to commence the

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process towards the completion of the TELECOM Offer, and requested that it authorize the necessary actions for purposes of Article Thirteen of TELECOM’s bylaws.

On January 14, 2010, TELECOM issued a public release with respect to the events described in the following excerpt thereof:

“MEXICO CITY, FEDERAL DISTRICT, JANUARY 14, 2010; CARSO GLOBAL TELECOM, S.A.B. DE C.V. (MEXICAN STOCK EXCHANGE: "TELECOM"), HEREBY ANNOUNCES THAT IT HAS RECEIVED NOTICE OF THE INTENT OF AMÉRICA MÓVIL, S.A.B DE C.V. (MEXICAN STOCK EXCHANGE AND NYSE: "AMX"; NASDAQ: "AMOV") TO CONDUCT AN EXCHANGE OFFER IN RESPECT OF ALL OF THE REGISTERED SHARES OF COMMON STOCK OF TELECOM, WHICH NOTICE IS REPRODUCED BELOW:

*****

‘AMÉRICA MÓVIL’S TENDER OFFER FOR CARSO GLOBAL TELECOM AND TELMEX INTERNACIONAL”

MEXICO CITY. JANUARY 13, 2010. AMÉRICA MÓVIL, S.A.B. DE C.V. (AMERICA MOVIL) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] ANNOUNCED TODAY THAT IT WILL LAUNCH AN EXCHANGE OFFER TO THE SHAREHOLDERS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. (“TELECOM”), PURSUANT TO WHICH, THE SHARES OF THIS ENTITY WOULD BE EXCHANGED FOR SHARES ISSUED BY AMERICA MOVIL.

THE EXCHANGE RATIO WILL BE 2.0474 TO 1, AND THUS, THE SHAREHOLDERS OF TELECOM WOULD RECEIVE 2.0474 SHARES OF AMERICA MOVIL PER EACH TELECOM SHARE.

IF TELECOM’S SHAREHOLDERS TENDER ALL THEIR TELECOM SHARES, AMERICA MOVIL WOULD BENEFICIALLY OWN 59.4% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TELMEX”), AND 60.7% OF THE OUTSTANDING SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELMEX INTERNACIONAL”). TELECOM’S NET INDEBTEDNESS AT THE END OF 2009 WAS APPROXIMATELY 22,017 MILLION PESOS.

AMERICA MOVIL ALSO ANNOUNCED THAT IT WILL LAUNCH AN OFFER FOR THE EXCHANGE OR PURCHASE OF ALL OF THE TELMEX INTERNACIONAL’S SHARES THAT ARE NOT ALREADY OWNED BY TELECOM (39.3%). THE EXCHANGE RATIO WILL BE 0.373 SHARES OF AMERICA MOVIL PER EACH TELMEX INTERNACIONAL SHARE OR, IF IN CASH, THE PURCHASE PRICE WOULD BE 11.66 PESOS PER SHARE.

IN THE EVENT THAT, AT COMPLETION OF THE PROCESSES DESCRIBED ABOVE, A SUFFICIENT NUMBER OF SHARES ARE OBTAINED, IT IS INTENDED TO DELIST BOTH TELECOM AND TELMEX INTERNACIONAL IN THE VARIOUS SECURITIES MARKETS IN WHICH THEIR SHARES ARE REGISTERED.

THESE TRANSACTIONS HAVE BEEN APPROVED TODAY BY AMERICA MOVIL’S BOARD OF DIRECTORS.

THE EVOLUTION OF THE TELECOMMUNICATIONS INDUSTRY HAS LED TO THE DEVELOPMENT OF TECHNOLOGICAL PLATFORMS CAPABLE OF PROVIDING CONVERGING VOICE, DATA AND VIDEO TRANSMISSION SERVICES. THIS CIRCUMSTANCE, COUPLED WITH THE MOST RECENT ADVANCES IN APPLICATIONS, FUNCTIONALITIES AND EQUIPMENT, POINTS TOWARDS AN IMMINENT, EXPONENTIAL GROWTH IN THE DEMAND FOR DATA SERVICES IN LATIN AMERICA AND THE CARIBBEAN. THE BUSINESS COMBINATION DESCRIBED HEREIN WILL

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

ENABLE AMÉRICA MÓVIL TO OFFER INTEGRATED COMMUNICATION SERVICES THROUGHOUT THE REGION, REGARDLESS OF THEIR PLATFORM OF ORIGIN. IN ADDITION, THE BUSINESS COMBINATION WILL ENABLE AMÉRICA MÓVIL TO CREATE SIGNIFICANT SYNERGIES, IMPROVE ITS MARKETING EFFORTS AND MORE EFFICIENTLY USE ITS NETWORKS AND INFORMATION SYSTEMS AND PROCESSES, WHICH WILL IN TURN ENABLE IT TO OFFER MORE INTEGRATED AND UNIVERSAL SERVICES IN INCREASINGLY ATTRACTIVE CONDITIONS TO ITS CUSTOMERS. AMÉRICA MÓVIL ALSO BELIEVES THAT THE COMBINED BUSINESSES WILL PLACE IT IN A BETTER POSITION TO FOCUS ON RESEARCH AND DEVELOPMENT IN THE TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY INDUSTRIES. OVERALL, THE BUSINESS COMBINATION WILL STRENGTHEN AMÉRICA MÓVIL’S POSITION AS A WORLD CLASS COMPANY WITH NEARLY 250 MILLION CUSTOMERS IN 18 COUNTRIES.

AS A STRONG AND COMPETITIVE MEXICAN CORPORATION, AMÉRICA MÓVIL WILL BE WELL POSITIONED TO OFFER TO ITS CUSTOMERS AND INVESTORS THE BENEFITS OF THE SIGNIFICANT TECHNOLOGICAL CHANGES OCCURRING WORLDWIDE, WHICH WILL BE OF PARTICULAR RELEVANCE IN LATIN AMERICA.

THE OFFERS WILL BE CONDITIONED UPON THE ISSUANCE OF THE REQUISITE APPROVALS.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

**********

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMÉRICA MÓVIL, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMÉRICA MÓVIL, CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND/OR TELMEX INTERNACIONAL, S.A.B. DE C.V., AND THEIR RESPECTIVE MANAGEMENTS, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMÉRICA MÓVIL AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS. WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES.  WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS.

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

AMÉRICA MÓVIL DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

**********

LIMITATION OF LIABILITY
….”

3.
Receipt of Notice and Authorization of Actions by TELINT’s Board of Directors. On January 13, 2010 América Móvil informed TELINT’s board of directors of its intention to commence the process towards the completion of the TELINT Offer, and requested that it authorize the necessary actions for purposes of Article Twelve of TELINT’s bylaws.

On January 14, 2010, TELINT issued a public release with respect to the events described in the following excerpt thereof:

“IN MEXICO CITY, FEDERAL DISTRICT ON JANUARY 14TH, 2010; TELMEX INTERNACIONAL, S.A.B. DE C.V. (MEXICAN STOCK EXCHANGE OR BMV TICKER SYMBOL: “TELINT”; NYSE: “TII”, LATIBEX: “XTII”) HEREBY INFORMS THAT IT HAS BEEN NOTIFIED ABOUT THE INTENTION OF AMÉRICA MÓVIL, S.A.B. DE C.V (BMV AND NYSE TICKER SYMBOL: “AMX”, NASDAQ “AMOV”) TO CARRY OUT A PUBLIC OFFER TO EXCHANGE OR PURCHASE UP TO ALL OF THE ORDINARY, REGISTERED SHARES REPRESENTING THE CAPITAL STOCK OF TELINT THAT ARE NOT OWNED BY CARSO GLOBAL TELECOM, S.A.B. DE C.V., AS TRANSCRIBED BELOW:

*****

‘AMÉRICA MÓVIL’S TENDER OFFER FOR CARSO GLOBAL TELECOM AND TELMEX INTERNACIONAL”

MEXICO CITY. JANUARY 13, 2010. AMÉRICA MÓVIL, S.A.B. DE C.V. (AMERICA MOVIL) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] ANNOUNCED TODAY THAT IT WILL LAUNCH AN EXCHANGE OFFER TO THE SHAREHOLDERS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. (“TELECOM”), PURSUANT TO WHICH, THE SHARES OF THIS ENTITY WOULD BE EXCHANGED FOR SHARES ISSUED BY AMERICA MOVIL. THE EXCHANGE RATIO WILL BE 2.0474 TO 1, AND THUS, THE SHAREHOLDERS OF TELECOM WOULD RECEIVE 2.0474 SHARES OF AMERICA MOVIL PER EACH TELECOM SHARE.

IF TELECOM’S SHAREHOLDERS TENDER ALL THEIR TELECOM SHARES, AMERICA MOVIL WOULD BENEFICIALLY OWN 59.4% OF THE OUTSTANDING SHARES OF TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (“TELMEX”), AND 60.7% OF THE OUTSTANDING SHARES OF TELMEX INTERNACIONAL, S.A.B. DE C.V. (“TELMEX INTERNACIONAL”). TELECOM’S NET INDEBTEDNESS AT THE END OF 2009 WAS APPROXIMATELY 22,017 MILLION PESOS.

AMERICA MOVIL ALSO ANNOUNCED THAT IT WILL LAUNCH AN OFFER FOR THE EXCHANGE OR PURCHASE OF ALL OF THE TELMEX INTERNACIONAL’S SHARES THAT ARE NOT ALREADY OWNED BY TELECOM (39.3%). THE EXCHANGE RATIO WILL BE 0.373 SHARES OF AMERICA MOVIL PER EACH TELMEX INTERNACIONAL SHARE OR, IF IN CASH, THE PURCHASE PRICE WOULD BE 11.66 PESOS PER SHARE.

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

IN THE EVENT THAT, AT COMPLETION OF THE PROCESSES DESCRIBED ABOVE, A SUFFICIENT NUMBER OF SHARES ARE OBTAINED, IT IS INTENDED TO DELIST BOTH TELECOM AND TELMEX INTERNACIONAL IN THE VARIOUS SECURITIES MARKETS IN WHICH THEIR SHARES ARE REGISTERED.

THESE TRANSACTIONS HAVE BEEN APPROVED TODAY BY AMERICA MOVIL’S BOARD OF DIRECTORS.

THE EVOLUTION OF THE TELECOMMUNICATIONS INDUSTRY HAS LED TO THE DEVELOPMENT OF TECHNOLOGICAL PLATFORMS CAPABLE OF PROVIDING CONVERGING VOICE, DATA AND VIDEO TRANSMISSION SERVICES. THIS CIRCUMSTANCE, COUPLED WITH THE MOST RECENT ADVANCES IN APPLICATIONS, FUNCTIONALITIES AND EQUIPMENT, POINTS TOWARDS AN IMMINENT, EXPONENTIAL GROWTH IN THE DEMAND FOR DATA SERVICES IN LATIN AMERICA AND THE CARIBBEAN. THE BUSINESS COMBINATION DESCRIBED HEREIN WILL ENABLE AMÉRICA MÓVIL TO OFFER INTEGRATED COMMUNICATION SERVICES THROUGHOUT THE REGION, REGARDLESS OF THEIR PLATFORM OF ORIGIN.

IN ADDITION, THE BUSINESS COMBINATION WILL ENABLE AMÉRICA MÓVIL TO CREATE SIGNIFICANT SYNERGIES, IMPROVE ITS MARKETING EFFORTS AND MORE EFFICIENTLY USE ITS NETWORKS AND INFORMATION SYSTEMS AND PROCESSES, WHICH WILL IN TURN ENABLE IT TO OFFER MORE INTEGRATED AND UNIVERSAL SERVICES IN INCREASINGLY ATTRACTIVE CONDITIONS TO ITS CUSTOMERS. AMÉRICA MÓVIL ALSO BELIEVES THAT THE COMBINED BUSINESSES WILL PLACE IT IN A BETTER POSITION TO FOCUS ON RESEARCH AND DEVELOPMENT IN THE TELECOMMUNICATIONS AND INFORMATION TECHNOLOGY INDUSTRIES. OVERALL, THE BUSINESS COMBINATION WILL STRENGTHEN AMÉRICA MÓVIL’S POSITION AS A WORLD CLASS COMPANY WITH NEARLY 250 MILLION CUSTOMERS IN 18 COUNTRIES.

AS A STRONG AND COMPETITIVE MEXICAN CORPORATION, AMÉRICA MÓVIL WILL BE WELL POSITIONED TO OFFER TO ITS CUSTOMERS AND INVESTORS THE BENEFITS OF THE SIGNIFICANT TECHNOLOGICAL CHANGES OCCURRING WORLDWIDE, WHICH WILL BE OF PARTICULAR RELEVANCE IN LATIN AMERICA.

THE OFFERS WILL BE CONDITIONED UPON THE ISSUANCE OF THE REQUISITE APPROVALS.

ABOUT AMX

AMÉRICA MÓVIL IS THE LEADING PROVIDER OF WIRELESS SERVICES IN LATIN AMERICA. AS OF SEPTEMBER 30, 2009, IT HAD 194.3 MILLION CELLULAR AND 3.8 MILLION FIXED-LINE SUBSCRIBERS IN THE AMERICAN CONTINENT.

**********

LIMITATION OF LIABILITY

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES, MEXICO, OR ELSEWHERE. NO SECURITIES MAY BE OFFERED OR SOLD IN THE UNITED STATES, MEXICO OR ANY OTHER JURISDICTION, UNLESS REGISTERED OR EXEMPTED FROM REGISTRATION THEREIN. ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES OR MEXICO MUST BE MADE PURSUANT TO A PROSPECTUS OR DISCLOSURE STATEMENT AVAILABLE FROM AMÉRICA MÓVIL, CONTAINING DETAILED INFORMATION WITH RESPECT TO AMÉRICA MÓVIL, CARSO

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

GLOBAL TELECOM, S.A.B. DE C.V. AND/OR TELMEX INTERNACIONAL, S.A.B. DE C.V., AND THEIR RESPECTIVE MANAGEMENTS, FINANCIAL INFORMATION AND OTHER RELEVANT DATA.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH REFLECT THE CURRENT VIEWS OR FUTURE EXPECTATIONS OF AMÉRICA MÓVIL AND ITS MANAGEMENT WITH RESPECT TO ITS PERFORMANCE, BUSINESS OPERATIONS AND FUTURE DEVELOPMENTS.

WE USE WORDS SUCH AS “BELIEVE,” “ANTICIPATE,” “PLAN,” “EXPECT,” “INTEND,” “TARGET,” “ESTIMATE,” “PROJECT,” “PREDICT,” “FORECAST,” “GUIDELINE,” “SHOULD” AND OTHER SIMILAR EXPRESSIONS TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT THEY ARE NOT THE ONLY WAY WE IDENTIFY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES.  WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PLANS, OBJECTIVES, EXPECTATIONS, ESTIMATES AND INTENTIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS.

AMÉRICA MÓVIL DOES NOT UNDERTAKE AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH STATEMENTS IN LIGHT OF NEW INFORMATION, FUTURE DEVELOPMENTS, OR OTHERWISE.’

*****

THE SHARES SUBJECT MATTER OF THE EXCHANGE OFFER WILL REPRESENT UP TO 39.3% OF THE CAPITAL STOCK OF TELINT, AND WILL CONSIST OF SHARES OTHER THAN THOSE HELD BY CARSO GLOBAL TELECOM, S.A.B. DE C.V. THE OFFER IS CONDITIONED UPON THE ISSUANCE OF ALL THE REQUISITE APPROVALS, INCLUDING THE APPROVAL OF THE NATIONAL BANKING AND SECURITIES COMMISSION.

TELINT’S BOARD OF DIRECTORS EXPRESSED ITS INTEREST IN THE PROPOSAL AND RESOLVED TO AUTHORIZE ITS AUDIT AND CORPORATE GOVERNANCE COMMITTEE TO TAKE ALL THE ACTIONS MANDATED BY THE APPLICABLE LAWS, INCLUDING THE PREPARATION OF THE RELEVANT OPINIONS AND THE APPOINTMENT OF EXPERTS AND ADVISORS TO ANALYZE SUCH PROPOSAL, SO AS TO FACILITATE THE COMPLETION OF THE OFFER IN SATISFACTORY TERMS.

BASED UPON ARTICLE TWELVE OF TELINT’S BYLAWS, THE BOARD OF DIRECTORS OF TELINT AUTHORIZED AMÉRICA MÓVIL TO COMMENCE THE PROPOSED OFFER.

*****

THIS NOTICE DOES NOT CONSTITUTE AN OFFER IN RESPECT OF ANY TYPE OF SHARES. NO SECURITIES MAY BE PUBLICLY OFFERED UNTIL AFTER THE RELEVANT OFFER HAS BEEN APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION IN ACCORDANCE WITH THE SECURITIES MARKET LAW.

LIMITATION OF LIABILITY

…”

4.
Engagement of AMX’s Financial Advisor. On January 13, 2010, the members of the board of directors of AMX approved the initiation of the processes leading to the possible completion of the Offers and authorized the engagement of a financial advisor, as independent expert for applicable Mexican law purposes. On February 9, 2010, AMX’s Audit and Corporate Governance Committee resolved, among other things, to ratify the engagement of Credit Suisse in order for said entity to render independent opinions for the information of the board of directors of AMX, with respect to the fairness, from a financial point of view, to AMX of the exchange ratio offered by AMX to the holders of the TELECOM Shares in the TELECOM Offer, as well as the consideration, in cash or in AMX Shares, offered to the holders of TELINT Shares in the TELINT Offer.

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

5.
Opinions rendered by the Financial Advisor of AMX. On March 9, 2010, during AMX’s Board of Directors meeting, Credit Suisse, in its capacity as independent expert to AMX’s Board of Directors for applicable Mexican law purposes, delivered via its representatives, for the information of AMX’s board of directors and not for AMX’s shareholders, its opinion stating that, as of March 9, 2010 and based on, and subject to, the considerations included in the opinion, the exchange ratio offered by AMX to the holders of the TELECOM Shares in the TELECOM Offer, and the consideration, in cash or in AMX Shares, offered to the holders of TELINT Shares in the TELINT Offer, were fair, from a financial point of view, to AMX. The opinions are attached as Exhibit 10.3

6.
General Shareholders Meetings of AMX. On March 17, 2010, AMX will hold (i) a general ordinary shareholders meeting, at which it will submit the terms of the Offers for their approval, and (ii) a general extraordinary shareholders meeting, at which it will submit for approval a proposal to amend certain provisions of its corporate bylaws so as to replace the existing nationality clause with a clause precluding the participation of foreign nationals therein, and to cancel the existing Series A shares pursuant to terms that will preserve the rights of their current holders and, therefore, without affecting such series of shares.

7.
Board of Directors of TELECOM. Pursuant to the second paragraph of Article 101 of the Mexican Securities Market Law, TELECOM’s board of directors shall issue, within 10 business days from the commencement of the TELECOM Offer, an opinion with respect to the offering price, taking into consideration the opinion of the corporate governance committee, and, as the case may be, to publicly disclose any conflict of interests on the part of any of its members in connection with the TELECOM Offer. The opinion of the board of directors may be accompanied by the opinion of an independent expert retained by TELECOM.

In addition, concurrent with the opinion referred to in the preceding paragraph, the members of the board of directors and the Chief Executive Officer of TELECOM shall be required to disclose to the public their decision as to whether or not to tender any securities held by them in connection with the TELECOM Offer.

8.
Board of Directors of TELINT. Pursuant to the second paragraph of Article 101 of the Mexican Securities Market Law, TELINT’s board of directors shall issue, within 10 business days from the commencement of the TELINT Offer, an opinion with respect to the offering price, taking into consideration the opinion of the corporate governance committee, and, as the case may be, to publicly disclose any conflict of interests on the part of any of its members in connection with the TELINT Offer. The opinion of the board of directors may be accompanied by the opinion of an independent expert retained by TELINT.

In addition, concurrent with the opinion referred to in the preceding paragraph, the members of the board of directors and the Chief Executive Officer of TELINT shall be required to disclose to the public their decision as to whether or not to tender any securities held by them in connection with the TELINT Offer.

9.
General Extraordinary Shareholders Meeting of TELECOM. It is expected that upon satisfaction of the conditions set forth in the applicable laws, TELECOM will hold a general extraordinary shareholders meeting at which it will submit, for its approval by its shareholders, a proposal to cancel the registration of the TELECOM Shares in the RNV.

10.
General Extraordinary Shareholders Meeting of TELINT. TELINT is expected to hold a general extraordinary shareholders meeting at which it will submit, for its approval by its shareholders, a proposal to cancel the registration of the TELINT Shares in the RNV.

11.
Conditions. The Offers are conditioned upon the receipt of various corporate and regulatory approvals, both express and implied, and to the continuing validity of all the authorizations heretofore obtained. AMX may in its sole discretion, at any time prior to the expiration of the Offers or, if the satisfaction of a given condition is subject to the receipt and continuing validity of a regulatory approval, (i) withdraw and cancel the Offers, upon which it shall immediately return to the shareholders all of the shares tendered by them, without any obligation on the part of AMX to

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

provide any consideration whatsoever in respect of such tender, or (ii) amend the terms and conditions of the Offers, if AMX shall have determined in good faith that any of the conditions set forth in the documents pertaining to the Offers, has or, as the case may be, has not been met.

As described in the relevant offering documents, the Offers are subject to the satisfaction of, among others, the following conditions:

•
The consummation of the TELECOM Offer is conditioned upon TELECOM’s shareholders not being subject to any legal or other restriction that may preclude or limit their ability to participate in the TELECOM Offer.

•
The consummation of the TELINT Offer is conditioned upon the successful acquisition of at least 51% (fifty one percent) of the TELECOM Shares in connection with the TELECOM Offer; provided, that AMX will only invoke such condition upon TELECOM’s shareholders becoming subject to any regulatory or other restriction precluding their participation in the TELECOM Offer; and provided, further, that the satisfaction of such condition will not be subject to the sole will of TELECOM’s shareholders.

•
The consummation of the Offers, including the U.S. Offer, is conditioned upon: (i) the receipt of all the requisite corporate and regulatory approvals, or the continuing validity of any approval obtained prior to the commencement of the Offers; and (ii) the absence of any adverse change in the condition of the domestic and international financial and securities markets, or any act by a third party, including any act of authority, that may restrict, prevent, prohibit or adversely affect the conduction and/or consummation of the Offers and/or the participation therein of any of the parties thereto.

As previously disclosed by AMX, on February 11, 2010 the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia or “COFECO”) unconditionally authorized AMX to carry out the Offers.

12.
Cancellation of the Registration in the RNV. Upon consummation of the Offers, and subject to the authorization of all the requisite corporate actions and the safeguard of the public’s interest, a petition to cancel the registration of the TELECOM Shares and the TELINT Shares in the RNV may be filed with the CNBV. In addition, a petition to cancel the registration of the TELECOM Shares and the TELINT Shares in the Mexican Stock Exchange may be filed, upon which the TELECOM Shares and the TELINT Shares shall cease to be traded therein.

13
The TELECOM Trust. Depending on the outcome of the TELECOM Offer, and if the TELECOM Offer does not result in the acquisition of all of the TELECOM Shares, pursuant to Article 108(I)(c) of the Mexican Securities Market Law, TELECOM may elect to create a trust and transfer thereto, for a six-month period following the cancellation of the registration of such shares, the number of AMX Shares necessary to exchange, at the same exchange ratio as in the TELECOM Offer, the TELECOM Shares held by any minority shareholders who elected not to tender their shares in connection with the TELECOM Offer.

14.
The TELINT Trust. Depending on the outcome of the TELINT Offer, and if the TELINT Offer does not result in the acquisition of all of the TELINT Shares, pursuant to Article 108(I)(c) of the Mexican Securities Market Law, TELINT may elect to create a trust and transfer thereto, for a six-month period following the cancellation of the registration of such shares, the number of AMX Shares necessary to exchange, at the same exchange ratio as in the TELINT Offer, and the resources necessary to purchase, at the same cash price offered in the TELIN Offer, the TELINT Shares held by any minority shareholders who elected not to tender their shares in connection with the TELINT Offer.

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

15.
Treasury Shares of AMX. Assuming that all of TELINT’s shareholders will elect to tender their TELINT Shares in exchange for AMX Shares in connection with the TELINT Offer, AMX will deliver to the TELINT shareholders and the TELECOM shareholders, for subscription and payment of the Offers, approximately 9,768,274,949 AMX Shares currently held in AMX’s treasury.

16.
Capital Resources. América Móvil intends to use the AMX Shares currently held by it as treasury shares, to consummate the Offers. In addition, AMX intends to use its own resources and/or draw from certain credit facilities established for its benefit prior to the commencement of the Offers. AMX has not made any final decision as to whether to seek additional financing, issue securities or avail itself of other types of resources for purposes of the Offers. Notwithstanding the above, the Offers are not conditioned upon the availability of any such facility or resources, or upon AMX’s ability to secure financing from third parties, including if all of the holders of the TELINT Shares elect to receive cash in exchange therefor.

17.
Exchange of Share Certificates. Subject to the approval of the relevant proposal by its general extraordinary shareholders meeting, América Móvil intends to amend certain provisions of its corporate bylaws. As a result, pursuant to Article 140 of the General Law of Business Corporations, América Móvil will exchange all of the outstanding share certificates and issue new certificates reflecting the amendment of its bylaws.

18.
Continuing Existence. Following the consummation of the Offers, América Móvil will continue to be organized as a holding company and will remain primarily engaged in the provision of telecommunication services in Latin America and the Caribbean.

3.3.	Capital Resources

The amount of capital resources required by América Móvil to consummate the Offers will depend largely on the decision of the holders of TELINT Shares that may elect to participate in the TELINT Offer and the U.S. Offer, as to whether to tender their TELINT Shares in exchange for cash or for AMX Shares. If the holders of the TELINT Shares elect the cash option, the amount in cash required by AMX to pay the relevant consideration, including all fees and expenses, will be approximately Ps.82,500 million. None of the Offers is conditioned upon the availability of external sources of financing.

We expect to obtain the funds necessary to complete the Offers from cash and cash equivalents on hand, supplemented if necessary by drawing under a U.S.$2 billion revolving syndicated credit agreement (the “Credit Agreement”) between us, certain lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, and Citigroup Global Markets Inc., as Sole Bookrunner and Sole Lead Arranger.

AMX’s cash and cash equivalents as of December 31, 2009 amounted to Ps.27.4 billion, equivalent to approximately U.S.$2.1 billion at the December 31, 2009 exchange rate.  In addition, AMX can apply toward the completion of the Offers a substantial amount of the cash generated from its operations during 2010 through the date of completion of the Offers. AMX expects to generate cash from operations in 2010 that substantially exceeds its other funding requirements, and part of those funding requirements can be met by drawing on committed facilities from export credit agencies totaling approximately $1 billion.

The Credit Agreement provides for borrowings of up to U.S.$2 billion, all of which is currently available for borrowing.  Proceeds of borrowing may be used for general corporate purposes, including paying the cash consideration in the Offers and the expenses of the Offers.  The Credit Agreement is unsecured and is guaranteed by Telcel. Under the Credit Agreement, we must pay interest on the outstanding principal amount at a rate per annum equal to the LIBO Rate plus a spread of 25 basis points. The Credit Agreement matures in April 2011.

The Credit Agreement contains typical covenants for a syndicated credit facility, including limitations on our ability to incur secured debt, to effect a merger of América Móvil or Telcel, to sell substantially all of

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América Móvil’s assets, to sell control of Telcel, or to permit restrictions on the ability of Telcel to pay dividends or make distributions to América Móvil. In addition, the Credit Agreement requires that we maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0, and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.  América Móvil was in compliance with these ratios as of December 31, 2009 and would remain so even after giving pro forma effect to a draw of the full amount available under the Credit Agreement.

If AMX obtains funds for the completion of the Offers through loans, it expects to repay the loans using cash generated by its operations or by other borrowings.

3.4.	Expenses

All the expenses incurred in connection with the transactions required to complete the Offers will be borne by América Móvil. It is estimated that the aggregate amount of expenses incurred in connection with the Offers will be approximately Ps.20 million. For additional information regarding the cash resources available to cover such expenses, see the preceding section of this Disclosure Statement.

3.5.	Authorization Date

On January 13, 2010, the board of directors of AMX resolved by unanimous consent to authorize the commencement of the process towards the completion of the Offers.

On March 17, 2010, AMX will hold (i) a general ordinary shareholders meeting, at which it will submit the terms of the Offers for their approval, and (ii) a general extraordinary shareholders meeting, at which it will submit for approval a proposal to amend its corporate bylaws in order to replace the existing nationality clause with a clause precluding the participation of foreign nationals therein, and to cancel the existing Series A shares pursuant to terms that will preserve the rights of their current holders and, therefore, without affecting such series of shares.

Pursuant to Article Nine of the bylaws of AMX, all the Series A shares currently outstanding can be converted into Series L shares. For so long as there are any Series A shares outstanding, such shares will carry the same rights and obligations set forth in the bylaws in respect of all other shares of common stock of AMX, namely, its Series AA shares, with the sole exception that as of the date of this Disclosure Statement the Series A shares may be held by foreign individuals, entities or economic agents, and/or by Mexican corporations in which foreign nationals constitute a majority or in which such foreign nationals have the ability, by any means whatsoever, to direct the management thereof.

3.6.	Exchange Date

Subject to the approval of the relevant proposal by its general extraordinary shareholders meeting, América Móvil intends to amend certain provisions of its corporate bylaws. As a result, pursuant to Article 140 of the Mexican General Law of Business Corporations (Ley General de Sociedades Mercantiles), América Móvil will exchange all of the outstanding share certificates and issue new certificates reflecting the amendment of its bylaws.

3.7.	Material Changes in the Shares of AMX, TELECOM and TELINT as a Result of the Offers

3.7.1.	América Móvil

As of the date hereof, América Móvil’s capital stock comprises Series AA shares, without par value, Series A shares, without par value, and Series L shares, without par value. All such shares are fully subscribed and paid-in.

The Series AA and Series A shares have full voting rights. Holders of the Series L shares are entitled to vote only in limited circumstances, including the transformation of América Móvil from one type of

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corporation to another, any merger involving América Móvil, the extension of its corporate life, its voluntary dissolution, any change in its corporate purpose, any change of nationality, the removal of AMX’s shares of capital stock from listing on the Mexican Stock Exchange or any foreign stock exchange, and any other matter that may affect the rights of the holders of the Series L shares.

The Series AA shares, which must represent at all times at least 51% of the aggregate number of Series AA and Series A shares, may only be held by investors who qualify as Mexican pursuant to the Mexican Foreign Investment Law (Ley de Inversión Extranjera) and the bylaws of América Móvil. Each Series AA share, and each Series A share, may be exchanged, at the election of its holder, for one Series L share; provided, that the Series AA shares may not at any time represent less than 20% of América Móvil’s capital stock or less than 51% of the aggregate number of Series AA and Series A shares.

América Móvil intends to amend certain provisions of its corporate bylaws in order to replace the existing nationality clause with a clause precluding the participation of foreign nationals therein, and to cancel the existing Series A shares pursuant to terms that will preserve the rights of their current holders and, therefore, without affecting such series of shares. The text of the proposed amendment to the bylaws will be available for consultation by AMX’s shareholders, with the anticipation required by the applicable laws and such bylaws, at the office of the secretary of the board of directors of AMX.

3.7.2.	TELECOM

According to TELECOM’s Annual Report, TELECOM’s capital is represented by Series A-1 registered shares of common stock, no par value, corresponding to the minimum fixed portion of such capital. TELECOM has not issued any shares on account of the variable portion of its capital. The Series A-1 shares may only be held by Mexican nationals. Mexican corporations whose bylaws permit the participation of foreign capital therein, and foreign nationals, may only acquire such shares in the form of ordinary participation certificates issued by Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa.

Such Series A-1 share entitles its holder to cast one vote at any shareholders meeting of TELECOM. The Series A-1 shares carry full voting rights.

3.7.3.	TELINT

According to TELINT’s Annual Report, TELINT’s capital is represented by Series A shares, without par value, Series AA shares, without par value, and Series L shares, without par value. All such shares are fully subscribed and paid-in.

Each Series AA and Series A shares entitles its holder to cast one vote at any general shareholders meeting. Each Series L share entitles its holder to cast one vote at any shareholders meeting in which the holders of the Series L shares are entitled to vote. Pursuant to TELINT’s bylaws, the Series L shares are entitled to vote with respect to matters such as the transformation of TELINT, certain mergers with other entities, and the cancellation of the registration of TELINT’s shares with the RNV and the Mexican Stock Exchange or any foreign stock exchange.

Effect of the Offers on the Share Certificates

In connection with the Offers described in this Disclosure Statement, AMX will issue (i) 2.0474 AMX Shares in exchange for each TELECOM Share, and (ii) 0.373 AMX Shares in exchange for each TELINT Share tendered by any participant in the TELINT Offer or the U.S. Offer who elected to tender TELINT Shares in exchange for AMX Shares.

As a result, upon consummation of the Offers the authorized capital of América Móvil will not change, notwithstanding that the number of its outstanding shares of stock will increase by approximately 9,768,274,949 Series L shares.

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In addition, AMX intends to amend certain provisions of its corporate bylaws in order to replace the existing nationality clause with a clause precluding the participation of foreign nationals therein, and to cancel the existing Series A shares pursuant to terms that will preserve the rights of their current holders and, therefore, without affecting such series of shares.

3.8.	Accounting Treatment

In accordance with the FRS issued by CINIF, because the transactions described in this Disclosure Statement constitute a corporate reorganization, such transactions will be treated as a combinations of entities under common control for accounting purposes. Under this method of accounting, the balance sheets and income statements of the relevant entities (after the elimination of intercompany accounts and balances) will be combined as follows:

•
All of Telmex’s and TELINT’s financial information, as well as TELECOM’s unconsolidated items (where its investments in Telmex and TELINT are accounted for in accordance with the equity method of accounting), will be incorporated into AMX’s financial information.

•	All intercompany accounts and balances will be eliminated so as to fairly present the financial condition of the combined entities.

3.9.	Taxation

If the Offers are consummated, the acquisition of the TELECOM Shares and/or the TELINT Shares by AMX will not have any Mexican Income Tax consequences for the shareholders. In addition, AMX believes that the acquisition of the TELECOM Shares and/or the TELINT Shares will not have any flat-rate business tax or value added tax consequences. However, AMX encourages all the shareholders who may elect to participate in the Offers to seek independent advice from tax experts with respect to the tax treatment of the Offers under applicable law.

AMX will analyze the tax consequences associated with the consolidation of TELECOM into AMX’s results and, if necessary, will apply for all the requisite authorizations.

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4.	PARTIES TO THE OFFERS

4.1.	América Móvil

4.1.1.	Name

América Móvil, S.A.B. de C.V.

4.1.2.	Business

AMX is the largest provider of wireless communications services in Latin America based on subscribers.  As of December 31, 2009, AMX had 201 million wireless subscribers in 18 countries, compared to 182.7 million at year-end 2008.  Because AMX’s focus is on Latin America and the Caribbean, a substantial majority of its wireless subscribers are prepaid customers.  AMX also had an aggregate of approximately 3.8 million fixed lines in Central America and the Caribbean as of December 31, 2009, making it the largest fixed-line operator in those regions based on the number of subscribers.

AMX’s principal operations are:

•
Mexico.  Through Telcel, AMX provides mobile telecommunications service in all nine regions in Mexico. As of December 31, 2009, AMX had 59.2 million subscribers in Mexico. AMX is the largest provider of mobile telecommunications services in Mexico.

•
Brazil. AMX operates in Brazil through its subsidiaries, Claro S.A. and Americel S.A., under the unified brand name “Claro.” With approximately 44.4 million subscribers as of December 31, 2009, AMX is one of the three largest providers of wireless telecommunications services in Brazil based on the number of subscribers. AMX’s network covers the main cities in Brazil, including São Paulo and Rio de Janeiro.

•	Southern Cone. AMX provides wireless services in Argentina, Paraguay, Uruguay and Chile, under the “Claro” brand. As of December 31, 2009, AMX 21.8 million subscribers in the Southern Cone region.

•	Colombia. Through Comcel, AMX provides wireless services in Colombia. As of December 31, 2009, AMX had 27.7 million wireless subscribers and was the largest wireless provider in Colombia.

•	Andean Region. AMX provides wireless services in Peru under the “Claro” brand and in Ecuador under the “Porta” brand. As of December 31, 2009, AMX had 17.8 million subscribers in the Andean region.

•
Central America. AMX provides fixed-line and wireless services in Guatemala, El Salvador, Honduras, Nicaragua and Panama, under the “Claro” brand. As of December 31, 2009, AMX’s Central American subsidiaries had 9.7 million wireless subscribers, over 2.3 million fixed-line subscribers, and 0.3 million broadband subscribers in Central America. AMX began providing wireless services in Panama in March 2009.

•
United States. TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. TracFone had approximately 14.4 million subscribers as of December 31, 2009.

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•
Caribbean.  Compañía Dominicana de Teléfonos, C. por A., or “Codetel,” is the largest telecommunications service provider in the Dominican Republic. Codetel provides fixed-line and broadband services in the Dominican Republic under the “Codetel” brand and wireless services under the “Claro” brand. Codetel had 4.8 million wireless subscribers, 0.8 million fixed-line subscribers and 0.2 million broadband subscribers as of December 31, 2009. Through its subsidiaries, Telecomunicaciones de Puerto Rico, Inc. is the largest telecommunications service provider in Puerto Rico, with approximately 0.8 million fixed-line subscribers, 0.8 million wireless subscribers and 0.2 million broadband subscribers as of December 31, 2009. Telecomunicaciones de Puerto Rico, Inc. provides fixed-line and broadband services under the “PRT” brand and wireless services under the “Claro” brand. Oceanic Digital Jamaica Limited provides wireless and value added services in Jamaica. As of December 31, 2009, Oceanic Digital Jamaica Limited had 0.4 million wireless subscribers.

For additional information concerning AMX, see AMX’s Annual Report and the reports and other information released by AMX pursuant to Articles 104, 105 and 106 of the Mexican Securities Market Law and Article 33 and other related provisions of the General Rules, including AMX’s Quarterly Report, all of which are available for consultation through the Mexican Stock Exchange at www.bmv.com.mx, and through AMX at www.americamovil.com.

4.1.3.	Recent Developments

AMX will include and expects TELECOM and TELINT to include the appropriate disclosures as to any recent developments in the documents pertaining to the Offers.

Inserted below is a transcript of the disclosures as to certain recent developments included in AMX’s Quarterly Report. For additional information regarding AMX’s financial and operating results as of the fourth quarter of 2009, see AMX’s Quarterly Report which is available for consultation at www.americamovil.com and www.bmv.com.mx ..

“…

•
América Móvil surpassed the 200 million subscriber mark in December, finishing the year with 201 million subs. In the fourth quarter we added 6.6 million clients, which brought to 18.2 million our net additions for the year.

•	Brazil led the way in net additions followed by TracFone, in the U.S., and Mexico, with 2.1 million, 1.2 million and 807 thousand subscribers respectively.

•
In practically all of our operations postpaid subs increased more rapidly than the prepaid ones. In Mexico, the Dominican Republic and Chile postpaid gains in the quarter significantly exceeded those seen a year before.

•
Fourth quarter revenues totaled 107.1 billion pesos. They rose 13.4% in annual terms on the back of service revenue growth of 14.8%. The most dynamic component of service revenues was data, which ramped up 48.7% in the period, as all of our operations exhibited vigorous growth in this line.

•	At 40.8 billion pesos, our EBITDA was up 16.9% from a year earlier, with the EBITDA margin climbing 1.1 percentage points to 38.1%.

•	Through December our revenues reached 395 billion pesos, with service revenues increasing 17.1% from a year before. EBITDA totaled 158.9 billion pesos, 14.8% more than in 2008.

•	Operating profits totaled 23.2 billion pesos in the quarter, down slightly from the year-earlier quarter on account of higher depreciation charges as we accelerated the depreciation of GSM

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networks in some countries. In 2009 our operating profits added up to 105.8 billion pesos.

•	A net profit of 13.0 billion pesos in the fourth quarter brought about a total of 70.5 billion pesos in net income for the year, an 18.5% annual increase.

•
Our net debt came down by 37.9 billion pesos in ‘09 to 83.5 billion pesos —equivalent to 0.5 times EBITDA—while distributions to shareholders via share buybacks and dividends reached 50.4 billion pesos and capital expenditures 45.4 billion.

•
On January 13th our Board of Directors authorized us to submit an offer for all outstanding shares of Carso Global Telecom and Telmex International. Acceptance of such offers by the respective shareholders would lead to América Móvil consolidating both Telmex and Telmex International.

Relevant Events

On December 10th, América Móvil paid an extraordinary dividend of 50 Mexican peso cents per share.  It represented an aggregate amount of 15.8 billion Mexican pesos (equivalent to 1.2 billion dollars). Altogether América Móvil distributed 50.4 billion Mexican pesos in dividends and share buybacks in 2009.

América Móvil surpassed the 200 million wireless subscribers mark in December, closing the year with 201 million subscribers. América Móvil continues to be the third largest company in the world in terms of equity subscribers.

On January 13th América Móvil disclosed that its Board of Directors had authorized it to commence the Offers.
Subscribers

América Móvil finished December with 201 million wireless clients, 3.4% more than in the prior quarter and 10.0% more than a year before. We added 6.6 million subscribers in the fourth quarter bringing the total for the year to 18.2 million.

Brazil led the way in terms of net additions with 2.1 million in the quarter, followed by TracFone, in the U.S. with 1.2 million (64.9% more than in the same period of 2008) and Mexico with 807 thousand. Argentina gained 551 thousand subscribers in the period while Colombia-Panama, Peru and Ecuador all obtained somewhat more than 400 thousand subs.

Throughout 2009 the same pattern held, with Brazil pulling ahead of the rest of our operations with 5.7 million subs, trailed by TracFone (3.2 million), Mexico (2.8 million) and Argentina (1.6 million). At the end of the year we had close to 60 million subs in Mexico, 44 million in Brazil, 28 million in Colombia and 17 million in Argentina.  In the U.S. we had over 14 million clients, which makes TracFone the largest operator by subscribers in the prepaid segment of the market.

For the most part our operations registered in the fourth quarter a faster increase of their postpaid subscriber base than of the prepaid one in annual terms, helped along by their better coverage, quality of service and technological platform that allows them to offer more varied data services. The increase in postpaid net adds from a year before was particularly noteworthy in Mexico, the Dominican Republic and Chile.

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América Móvil Consolidated Results

With the South American economies recovering more rapidly than anticipated from the crisis that shook the world towards the end of 2008, subscriber growth in those countries reaccelerated, helping América Móvil surpass its net subscriber additions target for 2009 and post revenue increases that were driven also by strong secular demand for wireless data services. In North America revenue expansion was solid even in the face of an extremely weak economic environment.

Fourth quarter revenues came in at 107.1 billion pesos. They were up 13.4% from the year-earlier quarter as service revenues climbed almost 15% on the back of data revenues that shot up 48.7% in the period, with every one of our operations exhibiting solid data revenue growth. Voice revenues expanded in line with subscriber growth (9.3% and 10.0% respectively).

EBITDA rose somewhat more rapidly, 16.9%, than service revenues, leading to an increase in the fourth quarter EBITDA margin from 37.0% of total revenues in 2008 to 38.1% in 2009.

Revenues for the full year 2009 totaled 395 billion pesos.  They were driven by service revenues that were up 17.1% from a year before buoyed by data services that increased 53.8%.  EBITDA of 158.9 billion pesos translated into an EBITDA margin of 40.3% in the year, slightly higher than that of 2008.

Depreciation charges were raised 4.4 billion pesos to 17.7 billion pesos as we were allowed to proceed with faster depreciation for the full year 2009 of our GSM network in some countries, which led to a reduction in tax provisions in the quarter. Going forward depreciation and amortization charges will be closer to 12.5-13.0% of revenues, compared to 16.5% in the fourth quarter.

Operating profits reached 23.2 billion pesos in the quarter and 105.8 billion pesos in the year as a whole. They helped bring about a net profit of 13 billion pesos in the quarter and 70.5 billion pesos in all of 2009.  The latter figure represented a 18.5% year-on-year increase. Earnings per share came in at 40 peso cents in the fourth quarter, or 61 USD cents per ADR.

Our comprehensive financing costs totaled 1.7 billion pesos in the fourth quarter and 3.0 billion pesos in the year, having been kept down by foreign exchange gains of 1.7 and 4.6 billion pesos respectively and by the downward trend of our net debt, which ended the year at 83.5 billion pesos, down from 121.4 billion pesos in 2008. Whereas part of this reduction was brought about by exchange rate movements, for the most part it reflected the strength of our cash flow, which allowed us to reduce debt by 37.9 billion pesos in flow terms, to cover 50.4 billion pesos in share buybacks and dividend payments—including 15.8 billion paid out on December 10th—and to fund capital expenditures totaling 45.4 billion pesos.

Mexico

Our Mexican operations added 807 thousand subscribers in the fourth quarter (2.8 million in 2009) to close the year with 59.2 million subs, 5.0% more than at the end of 2008.  At 310 thousand, postpaid gains represented 38.4% of the quarter’s net additions. Our postpaid base continued expanding more rapidly than the prepaid one, having increased 27.4% in 2009 versus 3.2% for our prepaid base. The latter figure reflects the cancellation of one million prepaid subscribers that had had no consumption, possibly on account of the economic downturn.

Telcel’s revenues totaled 38.3 billion pesos in the quarter.  They were up 8.4% year-on-year, helped along by data revenues that rose 39.0%. Altogether service revenues climbed almost twice as rapidly as subscribers, 9.3%, a strong showing given the weak economic environment that prevailed throughout the year. The quarter’s EBITDA amounted to 20.2 billion pesos and was

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up 11.5% year-on-year, with the EBITDA margin rising to 52.7% from 51.2% in the year-earlier quarter.

Minutes of use per subscriber increased to an all-time high that was just shy of 200, whereas the average price per minute of voice fell 16.4% to 68 peso cents (5.2 dollar cents), its lowest level to date and, together with the US, the lowest among the countries that make up the OECD.  The strong growth of data revenues was instrumental in ensuring a 2.8% annual rise in ARPUs in the fourth quarter, to 175 pesos.

For the year as a whole Telcel’s revenues totaled 142.4 billion pesos and its EBITDA 78.4 billion pesos.  The EBITDA margin for the year rose 2.7 p.p. from 2008, to 55.1%. EBITDA rose 10.6% over 2008 on the back of service revenues that increased 7.9%.

We have made important investments to offer our clients the best coverage and a variety of services supported by cutting-edge technology. We provide services to over 200 thousand communities, including 60 thousand that have less than 5 thousand inhabitants where Telcel is often the only service provider. Our market share in the postpaid market—the one with the highest consumption levels—stands at 49.4%, as those clients have come to value our comprehensive coverage  and the data services we provide, both of them made possible by our investment efforts. A vast and modern network, good quality of service and competitive prices have earned us the preference of most Mexican subscribers, which is reflected in our 66.8% market share of wireless service revenues in the country.

Towards the end of January Telcel was notified by the Federal Competition Commission (CFC) that it had been found to be “dominant” in the end-user wireless market.  This ruling is appealable. If upheld, it would empower the Federal Telecommunications Commission to determine specific measures applicable to Telcel as regards rates, quality and information.  Telcel disagrees with the conclusions of the CFC given that it operates in a very competitive market. In the postpaid segment, for instance, Telcel’s market share was only 46% a year ago, scarcely 15 percentage points higher than that of its next competitor. And as regards prepaid, Telcel happens to be today the only option of communication for thousands of Mexicans that live in certain areas where the competition does not provide service. Telcel’s presence in the Mexican wireless market is the result of important investments made over the years to expand and continuously modernize its infrastructure and to service all sectors of the population.  Because its market share did not come about from any undue practice or from having been the first operator in the market (Telcel was the second operator to offer wireless services), Telcel will likely appeal the resolution of the CFC.

Argentina, Paraguay and Uruguay

Fourth quarter net additions of 539 thousand subscribers were marginally below those of last year even though penetration levels are estimated to have reached over 120% in Argentina. Altogether, our operations registered 1.6 million net adds in 2009. We ended December with a total of 18.2 million clients in the region, 9.9% more than at the end of 2008, with our postpaid subscriber base continuing to grow faster than our prepaid one (15.8% year-on-year).

Our operations in Argentina, Paraguay and Uruguay generated revenues of 2.3 billion Argentinean pesos in the fourth quarter.  They were up 21.0% year-on-year—the highest rate of growth among our Latam operations—with service revenues expanding 23.2%. ARPUs rose 11.6% over the previous year, driven by both voice and data. Argentina is one of the most advanced countries in terms of data usage in the region.

Strict cost controls and greater dilution of subscriber acquisition costs enabled us to generate EBITDA of 909 million Argentinean pesos in the quarter, which represented a hefty 28.8% increase over the year-earlier quarter. At 39.1% the EBITDA margin for the period was up 2.4 percentage points in the period.

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Through December revenues rose 18% in annual terms, reaching 8.5 billion Argentinean pesos, with service revenues expanding 20.4%. EBITDA topped 3.1 billion Argentinean pesos, having increased 25.6% year-on-year.

Brazil

Our Brazilian operations added 2.1 million subscribers in the fourth quarter, bringing to 5.7 million the total for the year.  At the end of 2009 we had 44.4 million subscribers in Brazil, up 14.6% from a year before with our postpaid base growing 10.8% to 8.7 million subs.

Fourth quarter revenues reached 3.2 billion reais as service revenues rose 6.1% on the back of data revenues that kept on expanding rapidly (51.4% in the quarter). Voice revenues were stable with subscriber growth providing good support as both usage per subscriber (MOUs) and prices per minute declined relative to the previous year, by 6.0 and 7.5% respectively.

EBITDA shot up 27.5% in the quarter from a year before, to 781 million reais, with the EBTIDA margin climbing 4.7 percentage points to 24.5% of revenues.  This improvement in EBITDA took place even after we increased our provision for bad debt in moving to a more conservative approach; after allowing for greater spending on customer services and links; and after factoring in a 14.4% increase in taxes paid on the concession (levied on subscribers and radio-bases).  It was made possible by good cost control and by a 21.3% decline in subscriber acquisition costs.

Through December revenues came in at 12.0 billion reais and EBITDA at 2.9 billion, up 4.2% and 6.7% respectively from a year before.  Service revenues increased by 8.8% impelled by data revenues, which soared by 62.5%.

Chile

After adding 296 thousand subscribers in the fourth quarter—38% more than in the same period of 2008—we finished December with 3.6 million clients, 19.8% more than the previous year.

We generated revenues of 76.9 billion Chilean pesos in the period. Data revenues nearly doubled those of the prior year—their share of service revenues is now 13%—but voice revenues were down as the average revenue per minute of voice declined 34.0% and the corresponding increase in traffic was not sufficient to compensate such reduction.

EBITDA for the quarter of 1.8 billion Chilean pesos was up 19.3% as a reduction in interconnection costs helped offset the reduction in voice revenues. The EBITDA margin rose to 2.4% of revenues.

In the twelve months to December our revenues totaled 272.4 billion Chilean pesos and our EBITDA 5.6 billion pesos.

By the end of December, our 3G network covered 85% of the population; we have the best 3G coverage in the country.

Colombia and Panama

We registered 440 thousand subscriber gains in the fourth quarter (little more than a fourth of them postpaid) after cancelling approximately 900 thousand subscribers that had no consumption. We finished 2009 with 27.8 million clients, slightly ahead from the previous year.

Revenues for the quarter, 1.5 trillion Colombian pesos, were similar to those registered the previous year, with service revenues rising 2.9% annually on the back of very strong demand for data services. Prices per minute of voice were down 17.8% but, given the weak economic

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conditions, traffic did not rise enough to stem a decline in voice revenues. This decline was more than made up by the surge in data revenues, which more than doubled from a year before.

Fourth quarter EBITDA was up 8.7% year-on-year to 717 billion Colombian pesos, with the margin climbing 4 percentage points to 47.2% as subscriber acquisition costs declined along with subscriber growth.

2009 revenues reached 5.9 trillion Colombian pesos. Equipment revenues came down by 26.8% relative to the previous year because of the sharp deceleration in subscriber growth but service revenues increased 5.1%, a much faster pace than that of the subscriber base. EBITDA for the year, 2.9 trillion Colombian pesos, was equivalent to 49.0% of revenues.  Lower subscriber acquisition costs helped offset higher costs of service associated with both the development of the Panamanian operations and the rapid growth of data services.

The Colombian Ministry of Communications awarded Comcel 10MHz of spectrum in the 1900MHz band for a period of 10 years. Comcel has committed to provide coverage to 56 communities within the next twelve months as payment for the concession.

Ecuador

We gained 1.1 million subscribers in the year of which 401 thousand were added in the fourth quarter to finish December with 13.8% more clients than at the end of 2008: 9.4 million. Our postpaid subscriber base rose somewhat more rapidly: 14.3% in annual terms.

The quarter’s revenues, 314 million dollars, were 6.1% higher than those registered in the same period of 2008, with service revenues rising 8.9% supported by both voice and data revenues. The latter increased 6.0% year-on-year buoyed by strong traffic response to declining prices, as prices came down 19.2% and MOUs jumped 14.9% to 98 minutes per month, a new record for Ecuador.  Data revenues surged by nearly 20% from the year before.

The quarter’s EBITDA—155 million dollars—rose 16.0% relative to the same period of 2008. The EBITDA margin was equivalent to 49.4% of revenues, exceeding by 4.3 percentage points that of the year-earlier quarter as we capitalized on greater efficiencies and cost-control policies.

In 2009, revenues added up to 1.2 billion dollars, 8.2% more than a year ago as service revenues expanded 13.3% in the period. EBITDA for the year increased 16.6% to 564 million dollars, an amount equivalent to 48.9% of revenues, an improvement of 3.5 percentage points from a year before. This improvement came about even after the payment from May 2008 of a special duty of 2.93% of our service revenues.

Peru

After adding 444 thousand subscribers in the quarter, we finished December with 8.3 million clients, 15.8% more than in the prior year. Net adds totaled 1.1 million in 2009.

Fourth quarter revenues of 644 million soles were 6.0% higher than those of the same period of last year. Service revenues grew 8.3% year-on-year boosted by data revenues, which were up 56.4% year-on-year. Voice revenues posted a gain of 4.3% as more subscribers and usage fully offset a 13.7% reduction in prices per minute of voice.

Amongst our major operations Peru showed the best performance in terms of EBITDA, which was up 51.8% year-on-year to 276 million soles on account of solid top line growth and a significant reduction in subscriber acquisition costs (-41.6%). The EBITDA margin, 42.8%, expanded 12.9 percentage points in the year.

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Total revenues for the year were 2.3 billion soles and EBITDA 885 million soles. Service revenues were up 12.3%, helping bring about a 37.6% increase in EBITDA. The margin climbed 7.8 percentage points from 2008, to reach 37.8%.

Number portability was implemented in Peru beginning January 1st. Today subscribers can switch carriers without changing their number. Given the breadth of our coverage, our 3G services and overall quality of service, it is likely that we will stand to gain from the introduction of number portability. In fact, the first official numbers already confirm this.

Central America

Our operations in Central America—Guatemala, El Salvador, Nicaragua and Honduras—added a total of 128 thousand new subscribers in the quarter, 16.1% more than a year before, taking the total for 2009 to 377 thousand.  We finished the period with 9.5 million wireless subscribers, 4.1% more than at the end of 2008. In addition to these, we have a total of 2.3 million landlines in the region.

In the quarter we generated revenues of 341 million dollars and EBITDA of 138 million dollars, equivalent to 40.5% of revenues. In 2009, revenues added up to 1.4 billion dollars and EBITDA totaled 585 million.

For over a year we have been selling integrated services in the region, having made important investments in fiber and coaxial cable that enabled us to offer our clients the convenience of quadruple play.

The Caribbean

We gained 234 thousand wireless subscribers in the quarter—1.2 million in the year—to finish the year with 6.1 million wireless clients. Our subscriber base grew 25.9% in the year, with our postpaid subs increasing even more rapidly (31.5%).

At 540 million dollars, revenues remained practically flat relative to those of a year before albeit wireless service revenues rose 12.0%. Data revenues were up 82.1% year-on-year increasing its share of wireless service revenues by nearly four percentage points, to 10.3%.

EBITDA for the quarter totaled 158 million dollars or 29.3% of revenues. It was down 7.2% year-on-year and the margin declined 2.2 percentage points. The reduction was all related to new taxes introduced in July in Puerto Rico.

For the full year 2009, revenues added up to 2.2 billion dollars and EBITDA to 686 million dollars. The EBITDA margin for the period stood at 31.9%.

In the Dominican Republic we added television services to our commercial offer. There has been a lot of interest in our integrated services.

United States

TracFone added 1.2 million subscribers in the fourth quarter (64.9% more than a year before) on the successful nationwide launch in over 3,000 WalMart stores of its new product StraightTalk, bringing to 3.2 million its net additions for the year, nearly twice as many as in 2008. We finished December with 14.4 million subscribers as our subscriber base expanded 28.9%.

Our revenues totaled 490 million dollars in the quarter, surpassing by 29.5% those of the same period of 2008 driven by both service revenues (23.4%) and equipment revenues (74.8%). The

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average price per minute of voice was down 26.0% on an annual basis but minutes of use per subscriber were 25.6% higher.

EBITDA for quarter was slightly negative as a result of the subscriber acquisition costs incurred on account of the 2.3 million gross additions.

Total revenues for 2009 were up 14.6% to 1.7 billion dollars, whereas service revenues grew 13.7%. We generated 230 million dollars of EBITDA, which is 14.3% less than in 2008, because of the fast pace of subscriber growth. Our core EBITDA margin (pre-SAC margin) actually rose relative to the prior year as a reflection of greater operating and technical efficiencies.

…”

4.1.4.	Capital Structure

The following table shows AMX’s capital structure as of April 30, 2009.

Series	Number of Shares	% of Outstanding Shares	% of Voting Shares(*)
	(millions)
Series L Shares, no par value	20,709	63.0	—
Series AA Shares, no par value	11,712	35.6	96.2
Series A Shares, no par value	464	1.4	3.8
Total:	32,885	100.0	100.0

(*) Excludes the matters with respect to which the Series L shares are not entitled to vote.

As of April 30, 2009, the Series AA shares accounted for 96.2% of the voting shares and 35.6% of the outstanding shares of América Móvil. The Series AA shares are held by, among others, the Control Trust, AT&T, Inc., and Inmobiliaria Carso, S.A. de C.V.

The following table shows the number of shares and the percentage of the relevant class and the voting shares of América Móvil represented by each shareholder holding more than five percent of its outstanding shares as of April 30, 2009.

	Series AA Shares		Series A Shares		Series L Shares		% of Voting Shares(*)
Shareholder	Number	% of Series	Number	% of Series	Number	% of Series
	(millions)		(millions)		(millions)
Control Trust(1)	5,446	46.5	—	—	—	—	44.7
AT&T, Inc.(2)	2,869	24.5	—	—	—	—	23.4
Inmobiliaria Carso(3)	696	5.9	—	—	―	―	5.7

(*) Excludes the matters with respect to which the Series L shares are not entitled to vote.

(1)	According to the stock ownership report filed with the SEC on March 17, 2009, the Control Trust is a Mexican trust that holds the Series AA shares for the benefit of the Slim Family.
(2)	According to the stock ownership report filed with the SEC on June 20, 2008.
(3)
Inmobiliaria Carso, S.A. de C.V. is a limited liability, variable capital corporation organized under the laws of Mexico. Inmobiliaria Carso is a holding company engaged in the real estate sector. The Slim Family holds, directly or indirectly, a majority of the voting shares of Inmobiliaria Carso. The Slim Family may be deemed to control the Company through the shares held by the Control Trust, Inmobiliaria Carso, and the direct ownership of shares of AMX.

For additional information regarding the capital structure of América Móvil, see Sections 6 and 7 of AMX’s Annual Report, which is available for consultation at www.americamovil.com and www.bmv.com.mx.

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4.1.5.	Material Changes in Financial Condition since the Date of the Most Recent Annual Report

Since the date of AMX’s Annual Report, through the date of this Disclosure Statement, there has been no change in América Móvil’s accounting policies, critical accounting estimates, and provisions.

4.2.	TELECOM

4.2.1.	Name

Carso Global Telecom, S.A.B. de C.V.

4.2.2.	Business

According to TELECOM’s Annual Report, TELECOM was organized on June 24, 1996, as a result of a spin-off authorized by the general extraordinary shareholders meeting of Grupo Carso, S.A.B. de C.V., held April 30, 1996.

According to TELECOM’s Annual Report, as of December 31, 2008, TELECOM’s principal assets consisted of its equity interests in Telmex and its subsidiaries, TELINT and its subsidiaries, and other related companies engaged in the telecommunications industry.

Through its subsidiary TELINT, TELECOM provides telecommunications services, including voice, data and video transmission services, Internet access, and integrated telecommunications solutions in Argentina, Brazil, Chile, Colombia, Ecuador and Peru, and is engaged in the publication of yellow page directories in Mexico, the United States, Argentina and Peru.

According to TELECOM’s Annual Report, TELECOM is a holding company that has no employees and receives administrative support services from one of its affiliates.

According to TELECOM’s Annual Report, as of December 31, 2008 TELECOM held 10,750 million shares of TMX, or 57.93% of the outstanding shares of stock thereof (including its non-voting shares), and 10,877.6 million shares of TELINT, or 59.36% of the outstanding shares of stock thereof.

For additional information regarding TELECOM, see TELECOM’s Annual Report, which is available for consultation through the Mexican Stock Exchange at www.bmv.com.mx. TELECOM’s shares are listed in the Mexican Stock Exchange under the trading symbol “TELECOM”.

TELECOM’s principal executive offices are located at Avenida Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 Mexico, D.F., Mexico. The telephone number of TELECOM at this location is 52 (55) 5244-0802.

4.2.3.	Recent Developments

For additional information concerning TELECOM’s recent developments, see TELECOM’s Quarterly Report, which is available for consultation at www.cgtelecom.com.mx  and www.bmv.com.mx.

4.2.4.	Capital Structure

According to TELECOM’s Annual Report, TELECOM’s capital stock consists exclusively of Series A-1 shares which represent the minimum fixed portion of such capital stock. As of December 31, 2008, there were 3,486,913,100 shares outstanding. TELECOM has not issued any shares on account of its variable capital. All of the shares representing TELECOM’s minimum fixed capital are registered with the RNV and trade on the Mexican Stock Exchange.

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According to TELECOM’s Annual Report, TELECOM does not have complete and accurate information with respect to the ownership positions held by (i) any director or executive officer representing individually more than one-percent of its outstanding shares, (ii) any person, group of persons, or shareholder having power to control, direct or exercise significant influence on TELECOM, (iii) any individual or entity holding beneficiary rights in respect of five-percent or more of any individual series of shares of its voting stock, and (iv) its 10 principal shareholders, notwithstanding that their ownership interests may represent less than the aforementioned percentage, and the identity of the principal individual shareholders of any non-individual shareholder, holding beneficiary rights in respect of 10% or more of its outstanding shares. Notwithstanding the above, pursuant to the information obtained by TELECOM in connection with the general ordinary shareholders meeting thereof, held April 28, 2009:

1.
Messrs. Carlos, Marco Antonio and Patrick Slim Domit, all of whom are members of the board of directors of TELECOM, each own, individually, more than one-percent of the outstanding shares of TELECOM. As of the aforementioned date, no other director or executive officer (within the meaning of the Mexican Securities Market Law) owned more than 1% of the outstanding shares of TELECOM.

2.
Mr. Carlos Slim Helú and his six children are TELECOM’s principal shareholders and collectively own, whether directly or indirectly, 82.69% of the outstanding shares of TELECOM. The Slim Family holds such shares either (i) directly, or (ii) indirectly through (a) Inmobiliaria Carso, S.A. de C.V., a limited liability, variable capital corporation that is 100% owned by them, and (b) an investment management trust established for their benefit.

3.	Each member of the Slim Family individually owns, directly or indirectly, more than five-percent of the outstanding shares of TELECOM.

4.	Based upon their respective ownership interests in TELECOM, Mr. Carlos Slim Helú, his six children, and Inmobiliaria Carso, S.A. de C.V., are TELECOM’s principal shareholders.

According to TELECOM’s Annual Report, all members of the Slim Family are Mexican nationals. As a result, TELECOM is controlled by Mexican nationals and is not under the control, either directly or indirectly, of any other corporation or any foreign government.

4.2.5.	Material Changes in Financial Condition Since the Date of the Most Recent Annual Report

To the best of AMX’s knowledge, since the date of TELECOM’s Annual Report, through the date of this Disclosure Statement, there has been no change in TELECOM’s accounting policies, critical accounting estimates, and provisions.

4.3.	TELINT

4.3.1.	Name

Telmex Internacional, S.A.B. de C.V.

4.3.2.	Business

According to TELINT’s Annual Report, TELINT is a Mexican holding company providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

TELINT’s principal business is in Brazil, which accounts for nearly 80% of its total revenues. TELINT operates in Brazil through Embratel Participações S.A. and its subsidiaries (“Embratel”).

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Embratel is one of the leading providers of telecommunications services in Brazil. Embratel offers domestic and international long distance services, local telephone service, data transmission, direct-to-home (DTH) satellite television services and other communications services. Embratel has evolved from a company dependent upon the revenues from its long-distance services, to a provider of integrated telecommunication solutions. Through its high-speed data network, Embratel offers a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. Through a partnership with Brazil’s largest cable television operator, Net, TELINT also offers triple play services.

TELINT operates in Colombia through Telmex Colombia S.A. and several cable television subsidiaries acquired in October 2006. TELINT offers voice, data and video transmission, Internet access, pay television and value added services to 4.7 million households in Colombia.

In Argentina, TELINT provides data transmission, Internet access, and local and long distance voice services to corporate and residential customers, data administration and hosting through two data centers and a yellow pages directory in print and on the Internet.

In Chile, TELINT provides data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services to business customers, along with other advanced services. TELINT services the residential market as well with long distance telephone services, broadband, local telephony and pay cable and digital satellite television.

In Peru, TELINT provides data, Internet access, fixed-line telephony including domestic and international long distance, public telephony, and Internet hosting services to corporate and residential customers, as well as a yellow pages directory in print and on the Internet. TELINT’s cable television services reach approximately 300,000 households. TELINT recently began offering wireless telephony using CDMA 450 MHz technology in the interior provinces of the country.

In Mexico, TELINT publishes yellow pages directories in print and on the Internet, and publishes white pages directories. In the United States, through Sección Amarilla USA, LLC, TELINT publishes Spanish-language telephone directories in 31 states and on the Internet.

In March 2007, TELINT began offering a wide array of voice, data, and Internet services as well as pay television to the business and residential segments in Ecuador.

TELINT is a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal executive offices at Avenida Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 Mexico, D.F., Mexico. The telephone number of TELINT at this location is 52 (55) 5223-3200.

For additional information regarding TELINT, including information with respect to its period-to-period results and financial condition, and any relevant events, please refer to the documents filed thereby with the CNBV and the Mexican Stock Exchange, which are available for consultation at www.bmv.com.mx.

Further information with respect to TELINT is available at its Internet address, www.telmexinternacional.com.

4.3.3.	Recent Developments

For additional information regarding TELINT’s recent developments, see TELINT’s Quarterly Report, which is available for consultation at www.telmexinternacional.com and www.bmv.com.mx.

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4.3.4.	Capital Structure

The following table shows TELINT’s capital structure according to its financial statements as of December 31, 2008:

Series	Number of Shares	% of Outstanding Shares	% of Voting Shares(1)
Series L Shares, no par value(2)	9,792,737,747	53.44	0
Series AA Shares, no par value	8,114,596,082	44.29	95.13
Series A Shares, no par value(3)	415,705,231	2.27	4.87
Total:	18,323,039,060	100.00	100.00

(1) Except for the limited matters with respect to which the Series L shares are entitled to vote.
(2) Excludes 13,874,413,114 Series L shares held by TELINT as treasury shares.
(3) Excludes 34,551,690 Series A shares held by TELINT as treasury shares.

4.3.5.	Material Changes in Financial Condition since the Date of the Most Recent Annual Report

To the best of AMX’s knowledge, since the date of TELINT’s Annual Report, through the date of this Disclosure Statement, there has been no change in TELINT’s accounting policies, critical accounting estimates, and provisions.

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5.	RISK FACTORS

5.1.	Risk Factors Related to América Móvil, TELECOM and TELINT

Inserted below is a transcript of the risk factors related to AMX included in AMX’s Annual Report. Investors are encouraged to read the following risk factors in conjunction with, and within the context of, AMX’s Annual Report. For additional information concerning the risk factors related to AMX, see AMX’s Annual Report, which is available for consultation at www.americamovil.com and www.bmv.com.mx.

“…

Risks Relating to Our Businesses

Competition in the wireless industry is intense and could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition from other wireless providers.  We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging, trunking and Internet companies because of the trend towards convergence of telecommunication services.

Competition in our markets has intensified in recent periods, and we expect that it will continue to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction of additional spectrum.  We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum.  This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.  Telefónica, S.A. (“Telefónica Móviles”), which has important operations in Mexico and Brazil, as well as other of our markets, consolidated its position as our largest regional competitor through several acquisitions.

Among other things, our competitors could:

•  provide increased handset subsidies;

•  offer higher commissions to retailers;

•  provide free airtime or other services (such as Internet access);

•  expand their networks faster; or

•  develop and deploy improved wireless technologies faster.

Competition can result in increases in advertising and promotional spending and reductions in prices for services and handsets.  In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets, including Mexico and Brazil, and may be introduced in other markets in the near future. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers.  The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on our coverage, the quality of our network and service, our rates, customer service, marketing and our ability to anticipate and respond to

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various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.  If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy.  The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities.  Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations.  In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins.

These risks are significant in all of the markets in which we operate.  See “Mexican Operations – Regulation” and “Non-Mexican Operations – Regulation” under Item 4.  The risks in our largest markets, for example, include the following.

· In Mexico, the business of Radiomóvil Dipsa, S.A. de C.V., or “Telcel,” is subject to extensive government regulation, principally by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes, or “SCT”), the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”), the Federal Antitrust Commission (Comisión Federal de Competencia, or “Cofeco”) and the Federal Consumer Bureau (Procuraduría Federal del Consumidor, or “Profeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.  In particular, there has been extensive controversy and dispute in Mexico concerning the interconnection fees payable by local and long-distance operators to mobile operators.  If these disputes are resolved against us, the consequences for our business could be material.

·     In Brazil, our business is regulated principally by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) and may be adversely affected by its actions or changes in its regulations.  In particular, Anatel has defined a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power.  Anatel has not published all of the applicable regulations, but the implementation of the cost-based methodology is expected to take effect in 2010.  It is uncertain how Anatel will define the criteria for determining whether an operator belongs to an economic group with significant market power for purposes of this new regulation.  When these methods are ultimately implemented and if we are deemed to be an economic group with significant market power, the revenues and results of operations of our Brazilian operations may be affected.

●  In Colombia, the Colombian Ministry of Communications (Ministerio de Comunicaciones, or “Ministry of Communications”) and the Colombian Telecommunications Regulation Commission (Comisión de Regulación de Telecomunicaciones, or “CRT”) are responsible for regulating and overseeing the telecommunications sector, including cellular operations.  In March 2009, the CRT issued a series of resolutions stating that Comunicación Celular, S.A. (“Comcel”), our Colombian subsidiary, has a dominant position in Colombia’s market for outgoing mobile services.  Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market.  The CRT made its determination based on Comcel’s traffic, revenues and subscriber base.   The resolutions also included regulations that would require Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the

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fees charged for mobile-to-mobile calls within the Comcel network (“on net”).  CRT would monitor the rates by reviewing Comcel’s average revenue per minute on a quarterly basis.  The resolutions did not present a timetable for implementation of the regulations.  In April 2009, Comcel filed a request for review of the resolutions (recurso de reposición) with the CRT.  See “Legal Proceedings — Comcel Dominant Position” under Item 8.

In addition, changes in political administrations could lead to the adoption of policies concerning competition and taxation of communications services that may be detrimental to our operations throughout Latin America.  These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses.  These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

Dominant carrier regulations could hurt our business by limiting our ability to pursue competitive and profitable strategies

Cofetel is authorized to impose specific requirements as to rates, service quality and information on any wireless operator that is determined by Cofeco to have substantial market power in a specific market.  In two investigations, Cofeco has issued preliminary reports (dictámenes preliminares) concluding that Telcel has substantial market power in specified markets.  We cannot predict what regulatory steps Cofetel might take if these determinations become final.  We believe that if dominant carrier regulations are imposed on our business in the future, they will likely reduce our flexibility to adopt competitive market policies and impose specific tariff requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service.  Any such new regulation could have a material adverse effect on our operations.

Cofeco is also conducting four investigations into whether Telcel has engaged in monopolistic practices.  Adverse determinations against Telcel in any of the ongoing investigations could also result in material fines, penalties or restrictions on our operations.

We will, in the future, have to acquire additional radio spectrum capacity in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM and UMTS services and increased deployment of 3G networks to offer value-added services.  We can increase the density of our network, thus reducing our need for additional spectrum by building more cell and switch sites, but such measures are costly and would be subject to local restrictions and approvals, and they will not fully meet our needs.

In 2005, we acquired the right to use 10 megahertz in the 1900 megahertz spectrum in each of Mexico’s nine regions, through a public auction.  We also bid and won the auction for an additional 10 megahertz of capacity in three principal regions, but were subsequently prohibited from acquiring this additional spectrum based on restrictions imposed by Cofeco. We expect that government will conduct auctions for additional spectrum capacity during the second half of 2009 or 2010. We cannot assure that we will be allowed to participate in any new auctions for additional spectrum capacity in Mexico. Participation in spectrum auctions requires prior governmental authorization (including prior approval from Cofeco).

Our concessions and licenses are for fixed terms, and conditions may be imposed on their renewal

Our concessions and licenses have specified terms, ranging typically from 10 to 30 years, and are generally subject to renewal upon payment of a fee, but renewal is not assured.  The loss of, or

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failure to renew, any one concession could have a material adverse effect on our business and results of operations.  Our ability to renew concessions and the terms of renewal are subject to a number of factors beyond our control, including the prevalent regulatory and political environment at the time of renewal.  Fees are typically established at the time of renewal.  As a condition for renewal, we may be required to agree to new and stricter terms and service requirements.  For example, in order to renew our concession to provide services in Ecuador, we were required to pay U.S.$289 million in August 2008.  If our concessions are not renewed, we are required to transfer the assets covered by the concession to the government, generally for fair market value, although certain jurisdictions provide for other valuation methodologies.  In Mexico, we have important concessions expiring in 2010 and 2011, and the SCT may impose additional conditions in connection with the renewal of a concession.  See Note 1 to our audited consolidated financial statements.

In Mexico, the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones, or the “Telecommunications Law”) also gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest.

We continue to look for investment opportunities, and any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunication companies primarily in Latin America and the Caribbean, including in markets where we are already present, and we often have several possible acquisitions under consideration. For example, we may pursue further market consolidation opportunities in Argentina and Brazil depending on their terms and conditions.  Any future acquisitions and related financings could have a material effect on our business, results of operations and financial condition, but we cannot give any assurances that we will complete any of them.  In addition, we may incur in significant costs and expenses as we integrate these companies in our systems, controls and networks.

We may be unsuccessful in addressing the challenges and risks presented by our investments in countries outside Mexico

We have invested in a growing number of telecommunications businesses outside our historical activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America and the Caribbean.  Whereas Mexico accounted for 63.0% of our total wireless subscribers as of December 31, 2002 and 71% of our consolidated revenues during 2002, it accounted for 30.9% of our total wireless subscribers as of December 31, 2008 and 39.1% of our consolidated revenues during 2008.  During that period, Brazil, as a result of rapid subscriber growth and the acquisitions of BSE S.A. and BCP S.A. (now Claro S.A.), increased its share of our total wireless subscribers from 16.3% as of December 31, 2002 to 21.2% as of December 31, 2008, and it accounted for 20.3% of our consolidated revenues during 2008.  These investments outside Mexico may involve risks to which we have not previously been exposed.  Some of the investments are in countries that may present different or greater risks, including from competition, than Mexico.  We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, for example, there are pending administrative investigations into whether Telcel has substantial market power and whether it has engaged in monopolistic practices, and there are legal proceedings regarding rates for interconnection with other

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operators.  In Brazil, there are pending regulatory proceedings regarding the calculation of inflation-related adjustments due under our concessions with Anatel.  In Colombia, there are pending administrative proceedings against Comcel regarding alleged anti-competitive behavior.  Our significant litigation is described in “Legal Proceedings” under Item 8.

A system failure could cause delays or interruptions of service, which could cause us to lose customers and revenues

We will need to continue to provide our subscribers with reliable service over our network.  Some of the risks to our network and infrastructure include the following:

•  physical damage to access lines;

•  power surges or outages;

•  limitations on the use of our radiobases;

•     software defects;

•  natural disasters; and

•  disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber.  Accordingly, subscriber deactivations, or “churn,” could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber.  Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers.  Our weighted monthly average churn rate on a consolidated basis for the twelve-month period ended December 31, 2007 was 2.9% and for the twelve-month period ended December 31, 2008 was 2.8%.  If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired.  In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our prepaid subscribers.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Apple, Nokia, Sony-Ericsson, Huawei, Motorola, LG and Samsung, to provide us with handsets and network equipment, which we need to operate our business.  If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.  In addition, we might be unable to satisfy the requirements contained on our concessions.

Our ability to pay dividends and repay debt depends on our subsidiaries' ability to transfer income and dividends to us

We are a holding company with no significant assets other than the shares of our subsidiaries and our holdings of cash and marketable securities.  Our ability to pay dividends and repay debt depends on the continued transfer to us of dividends and other income from our subsidiaries.

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The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant changes as new technologies are developed that offer subscribers an array of choices for their communications needs.  These changes include, among others, regulatory changes, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences.  In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.  If we are unable to meet future advances in competing technologies on a timely basis or at an acceptable cost, we could lose subscribers to our competitors.  In general, the development of new services in our industry requires us to anticipate and respond to the varied and continually changing demands of our subscribers.  We may not be able to accurately predict technological trends or the success of new services in the market.  In addition, there could be legal or regulatory restraints to our introduction of new services.  If these services fail to gain acceptance in the marketplace, or if costs associated with implementation and completion of the introduction of these services materially increase, our ability to retain and attract subscribers could be adversely affected.

There are three existing digital technologies for wireless communications, none of which is compatible with the others.  In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology.  We have introduced global system for mobile communications (GSM) technology in all of our markets (excluding TracFone Wireless, Inc.).   Also, Telcel and all of our international businesses (excluding TracFone Wireless, Inc.) launched new networks using the UMTS and HSDPA third generation technology between 2007 and 2009.  We expect to complete the deployment of the third generation technology in the following years.  If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others

Some of our products and services use intellectual property that we own or license from others.  We also provide content services we receive from content distributors, such as ring tones, text games, video games, wallpapers or screensavers, and outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property.  We and some of our suppliers, content distributors and service providers have received, and may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers, content distributors and service providers infringe on the patents or other intellectual property rights of these third parties.  These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services.  Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments, or require us to cease certain activities or to cease selling certain products and services.

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We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks.  These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud.  Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission.  Stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks.  Roaming fraud occurs when a phone programmed with a number stolen from one of our subscribers is used to place fraudulent calls from another carrier’s market, resulting in a roaming fee charged to us that cannot be collected from the subscriber.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices.  Lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future.  Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.  Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets

We review on a annual basis, or more frequently where the circumstances require, the value of each of our assets and subsidiaries, to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. Whenever we consider that due to changes in the economic, regulatory, business or political environment, our goodwill, intangible assets or fixed assets may be impaired, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of tangible, intangible and financial assets results in a non-cash charge on the income statement, which could adversely affect our results of operations.  For example, during 2007 and 2008, we recorded charges in respect of certain analog, TDMA and CDMA equipment in Argentina, Brazil, Colombia and Ecuador following our decision to discontinue using the equipment.

Risks Relating to Our Controlling Shareholders, Capital Structure and Transactions with Affiliates

Members of one family may be deemed to control us

According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, together with his sons and daughters (together, the “Slim Family”), including his son and chairman of our board of directors, Patrick Slim Domit, may be deemed to control us.  The Slim Family may be able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases

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that require a vote of the holders of L Shares.  We cannot assure you that the Slim Family will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A.B. de C.V., or “Telmex,” Telmex Internacional, S.A.B. de C.V., or “Telmex Internacional,” and certain of their subsidiaries and with certain subsidiaries of Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., all of which are affiliates of América Móvil.  Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico.  Transactions with affiliates may create the potential for conflicts of interest.

We also make investments together with affiliated companies, sell our investments to related parties and buy investments from related parties.  We may pursue joint investments in the telecommunications industry with Telmex and Telmex International.  For more information about our transactions with affiliates see “Related Party Transactions” under Item 7.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors.  If you acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors is not as fully developed as in other jurisdictions, there is no procedure for class actions, and there are different procedural requirements for bringing shareholder lawsuits.  As a result, in practice it may be more difficult for minority shareholders of América Móvil to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a company incorporated in another jurisdiction, such as the United States.

Holders of L Shares and L Share ADSs have limited voting rights, and holders of ADSs may vote only through the depositary

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as, among others, the transformation or merger of América Móvil or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) or any stock exchange on which they are listed.  If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary

Under our bylaws, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting.  A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings.  A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with

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procedures provided for in the deposit agreements, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Mexican law and our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in América Móvil and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances.  Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in América Móvil.  If you invoke such governmental protection in violation of this provision, your shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts.  As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

América Móvil is a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States.  In addition, all or a substantial portion of our assets and their assets are located outside of the United States.  As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws.  There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

You may not be entitled to participate in future preemptive rights offerings

Under Mexican law, if we issue new shares for cash as part of certain capital increases, we must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in América Móvil.  Rights to purchase shares in these circumstances are known as preemptive rights.  Our shareholders do not have preemptive rights in certain circumstances such as mergers, convertible debentures, public offers and placement of repurchased shares.  We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC, with respect to that future issuance of shares.  At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering.  As a result, the equity interest of such holders in América Móvil may be diluted proportionately.  In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

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Risks Relating to Developments in Mexico and Other Countries

Latin American and Caribbean economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate, particularly Mexico, Brazil and Central America.  Many countries in Latin America and the Caribbean, including Mexico, Brazil and Argentina have suffered significant economic, political and social crises in the past, and these events may occur again in the future.  Many of these countries, including Ecuador, El Salvador and Panama, recently held elections and others including Honduras, Uruguay and Chile will hold presidential elections in 2009.  We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business.  Instability in the region has been caused by many different factors, including:

•  significant governmental influence over local economies;

•  substantial fluctuations in economic growth;

•  high levels of inflation;

•  changes in currency values;

•  exchange controls or restrictions on expatriation of earnings;

•  high domestic interest rates;

•  wage and price controls;

•  changes in governmental economic or tax policies;

•  imposition of trade barriers;

•  unexpected changes in regulation; and

•  overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for wireless services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business may be especially affected by conditions in Mexico and Brazil, our two principal markets.  Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy.  According to preliminary data, during 2008, Mexico’s gross domestic product, or “GDP,” decreased by 1.6% in real terms.  In 2007, GDP grew by 4.7%.  Mexico has also experienced high levels of inflation and high domestic interest rates.  The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 6.5% for 2008.

Brazil has also experienced slow economic growth over the past several years.  Brazil’s GDP grew by an estimated 1.2% in real terms in 2008, compared to a growth rate of 5.4% in 2007.  Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index.  More recently, Brazil’s rates of inflation were 3.1% in

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2006, 4.5% in 2007, and 6.4% in 2008.  Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Our business may be affected by political developments in Latin America and the Caribbean.  We cannot predict whether these recent events will affect our business or our ability to renew our licenses and concessions, to maintain or increase our market share or profitability or will have an impact on future strategic acquisition efforts.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated.  Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable.  In  2007 and 2006, changes in currency exchange rates led us to report foreign exchange gains of  Ps. 2,463 million and Ps. 2,321 million, respectively.  In 2008, we reported foreign exchange losses of Ps. 13,686 million.  In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos.  Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness.  The Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico.  The government could, however, institute restrictive exchange rate policies in the future.  Also, the Brazilian government may impose temporary restrictions on the conversion of Brazilian reals into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil.  Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or a reason to foresee a serious imbalance.

…”

For additional information regarding the risk factors related to TELECOM, see TELECOM’s Annual Report, which is available for consultation at www.bmv.com.mx.

For additional information concerning the risk factors related to TELINT, see TELINT’s Annual Report, which is available for consultation at www.bmv.com.mx and www.telmexinternacional.com.

5.2.	Risk Factors Related to the Offers

AMX is controlled by its principal shareholders

Under certain rules, following the completion of the Offers, the Slim Family, including Mr. Patrick Slim Domit, AMX’s Chairman, will be deemed to control AMX and, as a result, they will have the ability to appoint a majority of the members of the board of directors of AMX and determine the outcome of any vote with respect to any matter requiring approval by its shareholders meeting, except for certain limited matters that require the affirmative vote of the holders of AMX’s Series L shares.

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The Offers may affect the market price of AMX’s shares

Upon consummation of the Offers, the market price of AMX’s shares could fluctuate and AMX cannot guarantee that any such fluctuation will be favorable.

AMX’s balance sheet after completion of the Offers could differ from its pro forma balance sheet

The pro forma financial information of América Móvil included in this Disclosure Statement to reflect its balance sheet upon completion of the Offers, is subject to change depending on the outcome of its operations and the effect of other factors beyond the control of AMX’s, TELECOM’s and TELINT’s managements.

AMX’s failure to acquire a substantial majority of the outstanding capital stock of TELECOM and TELINT may affect its ability to complete any post-closing reorganization of the combined company, which could reduce or delay the cost savings or revenue benefits to the combined company

AMX could complete the Offers but hold less than 100% (one hundred percent) of the TELECOM Shares and the TELINT Shares, and not be able to obtain the cancellation of the registration of the TELECOM Shares and the TELINT Shares if it does not meet the conditions prescribed by Mexican law. The existence of minority shareholders at TELECOM and TELINT may generate additional expenses and result in administrative inefficiencies. For example, AMX may be precluded from conducting certain types of reorganizations involving TELCOM and/or TELINT and their respective subsidiaries that would result in significant benefits to the combined entity. In addition, AMX may be required to maintain separate committees at the AMX, TELECOM and TELINT boards of directors, and may be subject to separate reporting requirements with Mexican authorities. In addition, all transactions among AMX, TELECOM and TELINT would be required under Mexican law to be on an arm’s length basis, which may limit AMX’s ability to achieve certain savings and to conduct the joint operations as a single business unit in order to achieve its strategic objectives.  As a result, it may take longer and be more difficult to effect any post-closing reorganization and the full amount of the cost synergies and revenue benefits for the combined company may not be obtained or may only be obtained over a longer period of time.  This may adversely affect AMX’s ability to achieve the expected amount of cost synergies and revenue benefits after the Offers are completed.

AMX may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the Offersr and its results of operations, financial condition and the price of its shares may suffer

There is no assurance that our acquisition of the TELECOM Shares and the TELINT Shares by AMX will achieve the business growth opportunities, revenue benefits, cost savings and other benefits that AMX anticipates. AMX believes the consideration for the Offers is justified by the business growth opportunities, revenue benefits, cost savings and other benefits it expects to achieve by combining its operations with TELECOM and TELINT. However, these expected business growth opportunities, revenue benefits, cost savings and other benefits may not develop and other assumptions upon which the offer consideration was determined may prove to be incorrect, as, among other things, such assumptions were based on publicly available information.

AMX may be unable to fully implement our business plans and strategies for the combined businesses due to regulatory limitations. Each of AMX and TELINT is subject to extensive government regulation, and AMX may face regulatory restrictions in the provision of combined services in some of the countries in which it operates. For example, in Brazil, América Móvil’s and TELINT’s businesses are regulated by the Brazilian National Telecommunications Agency, or “Anatel”. Upcoming regulations by Anatel, which focus on economic groups with significant market powers, would impose new cost-based methodologies for determining interconnection fees charged by operators in Brazil. AMX cannot predict whether Anatel would impose specific regulations that would affect its combined operations more adversely than they would affect its individual operations. In Mexico, Telcel is part of an industry-wide investigation by the Federal Competition Commission to determine whether any operators possess substantial market power

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or engage in certain monopolistic practices in certain segments of the Mexican telecommunications market. TELECOM is the direct holder of approximately 59.4% (fifty nine point four percent) of the outstanding capital stock of Telmex, and AMX will be acquiring part of Telmex through the TELECOM Offer. AMX cannot predict whether the Federal Competition Commission or other governmental entities would renew or revise its investigations to take into account the combined businesses.

Under any of these circumstances, the business growth opportunities, revenue benefits, cost savings and other benefits anticipated by AMX to result from the reorganization may not be achieved as expected, or at all, or may be delayed. To the extent that AMX incurs higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, its results of operations, financial condition and the price of its shares may suffer.

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6.	SELECTED FINANCIAL INFORMATION

The Pro Forma Balance Sheet has been prepared on the basis of the information contained in the consolidated financial statements of each of AMX and its subsidiaries, Telmex and its subsidiaries, and TELINT and its subsidiaries, as of December 31, 2009, and the unconsolidated financial statements of TELECOM as of December 31, 2009. Such balance sheets, together with the notes thereto, are included in Exhibit 10.2 of this Disclosure Statement.

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7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND FINANCIAL CONDITION

(In billions of pesos, unless otherwise indicated)

7.1.	AMX

As of December 31, 2009, AMX had 200,972,000 cellular subscribers and 3,789,000 fixed-line subscribers, or a total of 204,761,000 subscribers.

In 2008, AMX had 182,724,000 cellular subscribers and 3,844,000 fixed-line subscribers. In 2009, AMX’s number of subscribers increased by 9.8% or 18,193,000 net new subscribers.

AMX’s revenues from its services rose to Ps.349.1 billion, and its total revenues rose to Ps. 394.17 billion.

In 2009, the revenues generated by AMX’s services increased by 17.1% or Ps.50.9 billion. Of such increase, 7.98% or Ps.23.8 billion was attributable to an organic increase as a result of its value added services, and 9.12% or Ps.27.2 billion was attributable to the fluctuation in the exchange rates, including the appreciation of the real with respect to the peso.

AMX’s operating profit rose by 9.5%, partly as a result of an additional Ps.4.4 billion in depreciation expenses incurred in connection with the impairment of the useful life of its Brazilian telephone plant. Excluding such additional expense, AMX’s operating profit increased by 14.2%, consistent with the increase in total revenues.

In 2008, AMX had income before taxes, depreciation and amortization, of Ps.159 billion (margin of 40.3%), compared with Ps.138 billion in 2008 (margin of 40.0%). This represented an increase of 14.8% in absolute terms, slightly above the increase in total revenue.

In 2009, AMX net profit increased to Ps.70.5 billion, or 18.5% when compared to the net profit of Ps.59.5 billion in 2008, as a result of an increase in its operating profit and a significant reduction of Ps.10.9 billion in its cost of financing, notwithstanding a Ps.8.8 billion in its tax expense.

The increase in AMX’s tax expense in 2009 was due to the escalation of its deferred tax liabilities as a result of a change in the statutory tax rate, and to the fact that in 2008 it recorded a tax credits of approximately Ps.4.5 billion in connection with the amortization of the losses suffered by certain foreign subsidiaries.

AMX’s effective tax rate, as a percentage of its pre-tax profit, increased from 25% in 2008 to 28.9% in 2009, as a result of the aforementioned facts.

AMX’s peso-denominated debt, net, decreased from Ps.121.3 billion in 2008 to Ps.83.4 billion in 2009, as a result of the amortization of net debt in the amount of Ps.37.4 billion.

AMX made capital investment of Ps.45.4 billion in expansion and technology, and contributed to the market Ps.50.4 billion through dividend payments and the repurchase of shares.

7.2.	TELMEX

As of the end of 2009, Telmex had 15,882,000 telephone lines, including 703,000 public telephone lines and 1.7 million social telephone lines. In 2009, the number of telephone lines past due for more than 60 days, which at the end of 2008 amounted to 1.1 million, for the first time decreased by 1.2 million. In 2009, Telmex’s Infinitum broadband services (ADSL), its fastest connection technology, reported an increase of 1,514,000 services, or 6.5 million new subscribers.

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In 2009, Telmex had total revenues of Ps.119.1 billion, which represented a 4% decrease with respect to the amount reported in 2008. Telmex’s revenues from its data services increased 21.4%, while its revenues from its local, long distance and interconnection services decreased by 8.1%, 15.2% and 15.3%, respectively. Costs and expenses were Ps.84.7 billion, which represented an increase of 0.4% with respect to 2008.

In 2009, Telmex’s EBITDA (operating profit plus depreciation and amortization, calculated as described in the investor relations section of Telmex’s web page, www.telmex.com) was Ps.52.3 billion, which yielded a margin of 43.9%. Telmex’s operating profit was Ps.34.4 billion, which yielded an operating margin of 28.9%.

Net profit rose to Ps.20.5 billion or 1.4% with respect to 2008. Earnings per share were Ps.1.11, representing a 3.7% increase with respect to 2008, and earnings per ADR (each of which represents 20 shares) were $1.64, representing a 17.6% decrease with respect to 2008.

As of December 31, 2009, Telmex had total debt of Ps.102,9 billion (US$7.9 billion). Telmex’s net debt (calculated as its total debt minus cash, cash equivalents and marketable instruments) was Ps.88.5 billion (US$6.8 billion), a US$678 million decrease with respect to 2008.

Capital expenditures in 2009 were Ps.9 billion (US$661 million). In 2009, Telmex repurchased 363.1 million shares at a cost of Ps.4 billion.

7.3.	TELINT

TELINT operates in eight countries in the American continent (Brazil, Colombia, Chile, Ecuador, United States, Mexico, Peru and Argentina.)

In 2009, TELINT reported an operating income of Ps.92.5 billion, which represented an increase of Ps.16.5 billion, or 21.8%, with respect to the operating income of Ps.76 billion reported in 2008. This increase was the result of TELINT’s organic growth and the appreciation of various foreign currencies, including primarily the Brazilian real, with respect to the Mexican peso.

Virtually all revenue items grew in 2009, with TELINT’s local, Internet and pay television services contributing the largest increases.

TELINT’s operating profit grew by Ps.2.1 billion or 23.9%, from Ps.8.9 billion in 2008 to Ps.11 billion in 2009. This increase was largely attributable to an increase in operating income and the appreciation of various foreign currencies, including primarily the Brazilian real, with respect to the Mexican peso, and to a decrease in operating expenses.

The operating profit represented 11.7% and 11.9% of the operating income in 2008 and 2009, respectively.

TELINT’s earnings before taxes, depreciation and amortization, were Ps.22.6 billion, representing a margin of 24.4%, compared with Ps.17.9 billion and an operating margin of 23.5% in 2008.

In 2009, TELINT’s net profit grew significantly, to Ps.9,5 billion, which represented an increase of 69.8% compared with the net profit of Ps.5.6 billion reported in 2008, as a reflection of the increase in operating expenses and foreign exchange gains.

As of December 31, 2009, TELINT’s had a net debt of approximately Ps.23.2 billion, which represented a Ps.5.1 billion increase with respect to its net debt of Ps.18.1 billion in 2008.

TELINT made capital expenditures of Ps.18.6 billion, and used Ps.5.5 billion to repurchase shares and pay dividends.

UNOFFICIAL TRANSLATION. SPANISH VERSION AVAILABLE AT: WWW.AMERICAMOVIL.COM. IN THE EVENT OF ANY INCONSISTENCY BETWEEN THIS ENGLISH TRANSLATION AND THE SPANISH VERSION, THE LATTER WILL PREVAIL.

7.4.	TELECOM

Since its inception, TELECOM’s principal business has been the acquisition of shares and equity interests.

TELECOM finances its share repurchases through the issuance of debt and with the dividends it receives from its subsidiaries.

As of December 31, 2009, TELECOM had net debt of approximately Ps.23 billion. In 2009, TELECOM invested Ps.275 million in the repurchase of its own shares.

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8.	DOCUMENTS ON DISPLAY

Pursuant to the Mexican Securities Market Law and the General Rules issued thereunder, América Móvil, TELECOM and TELINT are required to file various reports with the CNBV and the Mexican Stock Exchange, including annual reports and other information, and to publicly disclose the contents thereof. All such materials are available for inspection by AMX’s shareholders through the Mexican Stock Exchange at www.bmv.com.mx. Such web site is not designed to function as an active link to AMX’s web page. The information available through AMX’s web site is not and shall not be construed to be incorporated into this Disclosure Statement.

A copy of the Disclosure Statement will be made available free of charge to any shareholder upon request addressed to América Móvil’s Investor Relations Department, Lago Alberto No. 366, Torre Telcel I, Segundo Piso, Colonia Anáhuac, Delegación Miguel Hidalgo, 11320 México, Distrito Federal, Mexico, to the attention of Daniela Lecuona Torras, telephone number 52 (55) 2581-4449, email address daniela.lecuona@americamovil.com.

For additional information regarding the documents on display through AMX, visit www.americamovil.com.

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9.	SIGNATURES

The undersigned, in our respective capacities, hereby declare, under penalty of perjury, that within the scope of our respective duties we prepared the information about the issuer contained in this document, and that to the best of our knowledge such information fairly presents the condition of the issuer. We further declare that we have no knowledge of any material information which has been omitted from or misrepresented in this document, or which could induce the investors to error.

/s/ Daniel Hajj Aboumrad
_____________________________
Daniel Hajj Aboumrad
Chief Executive Officer

/s/ Carlos José Garica Moreno Elizondo
______________________________
Carlos José García Moreno Elizondo
Chief Financial Officer

/s/ Alejandro Cantú Jiménez
______________________________
Alejandro Cantú Jiménez
General Counsel

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10.	EXHIBITS

10.1. Report of the Independent Auditors to the Board of Directors and the Shareholders of América Móvil, S.A.B. de C.V., on the Outcome of our Review of the Pro Forma Financial Information thereof.

Ernst & Young

Mancera S.C.
Av. Ejército Nacional 843-B
Antara Polanco
11520 México, D.F.

Tel: 55 5283-1300
Fax: 55 5283-1392
www.ey.com/mx

Report of Independent Auditors on the Review of Pro Forma Financial Information

We have reviewed the pro forma adjustments that reflect the events described in Note 1 and the application of the adjustments to the basic figures shown in the pro forma consolidated balance sheet of América Móvil, S.A.B. de C.V. and subsidiaries at December 31, 2009. The basic consolidated financial statements are based on the consolidated financial statements of América Móvil, S.A.B. de C.V. and subsidiaries; Teléfonos de México, S.A.B. de C.V. and subsidiaries; and Telmex Internacional, S.A.B. de C.V. and subsidiaries; as well as on the non-consolidated financial statements of Carso Global Telecom, S.A.B. de C.V., which we have previously reviewed at December 31, 2009. The pro forma adjustments are based on the management assumptions described in Note 2. The pro forma financial information is the responsibility of the Company's management.

We conducted our review in conformity with the attestation standards issued by the Mexican Institute of Public Accountants. A review is substantially of lesser scope than an examination. The purpose of an examination is to express an opinion on the management assumptions, the pro forma adjustments and the application of those adjustments to the basic financial information; consequently, we express no such opinion.

The purpose of this pro forma consolidated financial information is to show the important effects that could have had an impact on the basic consolidated financial information as a result of the events described in Note 1, if they had occurred at the date of the consolidated balance sheet that includes the basic consolidated financial information. Nevertheless, the pro forma consolidated financial statements described in the first paragraph do not necessarily show the results of operations or the corresponding effects on the consolidated financial position that could have been determined, if the events mentioned had actually occurred at the date of the consolidated balance sheet that includes the basic consolidated financial information.

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10.2. Selected Financial Information

AMÉRICA MÓVIL, S.A.B.  DE C.V. AND SUBSIDIARIES

Pro Forma Balance Sheet as of December 31, 2009
(In thousands of pesos)

	AMX Consolidated	CGT(1)	TELMEX Consolidated	TELINT Consolidated	Subtotal	Eliminations	Acquisition of TELINT’s Minority Interest	Total Consolidated Pro Forma
Assets
Current assets:
Cash and cash equivalents	Ps. 27,445,880	Ps. 6,474,042	Ps. 14,379,768	Ps. 10,699,224	Ps. 8,998,914	Ps.		Ps. 58,998,914
Accounts receivable, net	55,918,984	2,752,053	20,218,788	18,361,959	97,251,784	(2,664,856)		94,586,928
Financial derivatives	8,361	1,512,820	11,496,359		13,017,540			13,017,540
Related parties	468,096	―	894,535	6,100,965	7,463,596	(4,400,207)		3,063,389
Inventory, net	21,536,018	―	1,543,648	675,859	23,755,525			23,755,525
Current portion of other assets, net	2,720,983	22,632	3,303,275	2,346,295	8,393,185			8,393,185
Total current assets	108,098,322	10,761,547	51,836,373	38,184,302	208,880,544	(7,065,063)		201,815,481
Plant, property and equipment, net	227,049,009	1,079,770	105,952,096	84,124,541	418,205,416			418,205,416
Licenses, net	42,582,531		918,341	14,556,572	58,057,444			58,057,444
Trademarks, net	3,974,527				3,974,527			3,974,527
Goodwill, net	45,805,279	8,631,267		14,399,481	68,836,027			68,836,027
Permanent and other investments	974,693	90,751,963	1,775,380	16,766,564	110,268,600	(90,873,316)		19,395,284
Deferred taxes	15,908,795	654,645		6,098,449	22,661,889	(551,119)		22,110,770
Non-current portion of other assets, net	8,614,805		17,873,187	170,828	26,658,820	(372,293)		26,286,527
Total assets	Ps. 453,007,961	Ps. 111,879,192	Ps. 178,355,377	Ps.174,300,737	Ps. 17,543,267	Ps.(98,861,791)		Ps. 818,681,476
Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt	Ps. 9,167,941	Ps. 3,361,740	Ps. 19,768,894	Ps. 2,667,266	Ps. 4,965,841	Ps.		Ps. 4,965,841
Accounts payable and accrued liabilities	97,086,585	2,961,296	12,602,060	17,488,978	130,138,919	(763,240)		129,375,679
Taxes and contributions	16,716,549		2,211,626	468,842	19,397,017	(2,562,040)		16,834,977
Related parties	1,045,155		1,602,128	3,320,070	5,967,353	(3,739,783)		2,227,570
Deferred loans	16,240,451		1,104,175	4,494,451	21,839,077			21,839,077
Total current liabilities	140,256,681	6,323,036	37,288,883	38,439,607	222,308,207	(7,065,063)		215,243,144
Long-term liabilities:
Long-term debt	101,741,199	26,117,402	83,105,454	21,310,434	232,274,489			232,274,489
Deferred loans	22,282,245	1,281,036	15,526,754	12,287,131	51,377,166	(654,645)		50,722,521
Employment benefits	10,822,273		4,113,513	2,778,593	17,714,379	(2,559)		17,711,820
Total liabilities	275,102,398	33,721,474	140,034,604	74,815,765	523,674,241	(7,722,267)		515,951,974
Stockholders’ equity:
Capital Stock	36,524,423	20,462,452	9,020,300	55,015,542	121,022,717	(77,328,307)	Ps. 21,615,606	65,310,016
Retained earnings:
From prior years	45,372,422	27,436,668	7,907,079	11,215,607	91,931,776	(12,851,974)	4,406,612	83,486,414
From current year	70,494,006	17,823,677	20,468,689	9,104,501	117,890,873	(31,392,142)	3,577,158	90,075,889
	115,866,428	45,260,345	28,375,768	20,320,108	209,822,649	(44,244,116)	7,983,770	173,562,303
Other items of accumulated retained earnings	24,782,273	12,434,921	883,225	20,400,517	58,500,936	(22,553,050)	8,015,364	43,963,250
Total majority stockholders’ equity	177,173,124	78,157,718	38,279,293	95,736,167	389,346,302	(144,125,473)	37,614,740	282,835,569
Minority interest	732,439		41,480	3,748,805	4,522,724	52,985,949	(37,614,740)	19,893,933
Total stockholders’ equity	177,905,563	78,157,718	38,320,773	99,484,972	393,869,026	(91,139,524)		302,729,502
Total liabilities and stockholders’ equity	Ps. 453,007,961	Ps. 111,879,192	Ps.178,355,377	Ps. 174,300,737	Ps. 17,543,267	Ps.(98,861,791)		Ps.818,681,476

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Notes to the Financial Information for the Period From January 1 to December 31, 2009.

1.	Basis for the Preparation of the Pro Forma Balance Sheet for Purposes of the Offers

(a)	Basis

The pro-forma financial information included in the Disclosure Statement, consists of the general pro-forma balance sheets as of December 31, 2009 of AMX and subsidiaries, Telmex and subsidiaries, TELINT and subsidiaries, the non consolidated balance sheet of TELECOM as of December 31, 2009, as well as the general pro-forma balance sheet of the combination of said entities, which is presented in compliance with Mexican FRS.

As of December 31, 2009, TELECOM owned 59.4% (fifty-nine point four per cent) of the outstanding shares of Telmex, and 60.7% (sixty point seven per cent) of the outstanding shares of TELINT.

TELECOM is a holding company whose principal activity is the ownership of shares representing the capital stock of Telmex and TELINT. It does not have any employees or operational revenues.

AMX, as well as Telmex and TELINT, operate in the telecommunications sector, providing fixed and mobile services, as well as other related services.

The companies involved in the transaction described in the Disclosure Statement, operate in 18 countries in the Americas and the Caribbean.

The accompanying general pro-forma balance sheet considers the transaction as a corporate reorganization accounted as a combination of entities under common control, in other words, as a sum of the balances of the involved entities, having previously eliminated intercompany operations.

(b)	Conversion of the Financial Information of Foreign Subsidiaries and Affiliates

The consolidated financial statements are denominated in Pesos, as the currency corresponding to the economic environment of the transactions, which is to register operations and to report consolidated financial statements.

The accounting registers of foreign subsidiaries and affiliates are prepared in each country’s functional currency and in accordance with each country’s accounting principles.

In order to consolidate the individual financial statements of each subsidiary, said individual financial statements are translated into Mexican FRS, and, subsequently are incorporated in the consolidated financial statement considering the economic environment of each specific foreign subsidiary.

In case of economies with inflationary economic environment, the inflationary effects of the specific country are recognized, and, subsequently, are restated into Pesos using the current exchange rate at the closing of the accounting period for both the balance sheet and the income statement. In case of economies with a non-inflationary economic environment, the assets and liabilities of the subsidiary are restated into Pesos using the current exchange rate at the end of the fiscal year, the stockholders’ equity is restated using a historical exchange rate and the income statement is restated using the average exchange rate for the applicable month.

In connection with foreign affiliated companies, these are incorporated using the equity method once their corresponding financial statements are translated into Mexican FRS, and subsequently restated into Pesos.

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(c)	Use of Estimates

During the preparation of the figures shown in the general pro-forma balance sheet, estimates and other assumptions were used and available information as of the date of the financial statements was considered. Said estimates could vary from the actual information.

2.	Effects of the Offers

Ownership Structure

As of December 31, 2009, TELECOM held approximately 59.4% (fifty-nine point four per cent) of Telmex’s outstanding shares, and approximately 60.7% (sixty point seven per cent) of TELINT’s outstanding shares. Once consummated the Offers and after the corporate restructure, TELECOM’s ownership in TELINT and Telmex will be regrouped into AMX, in addition to the minority stake in TELINT to be acquired.

Composition of the Pro Forma Balance Sheet and Summary Description of the Eliminations

The general pro-forma balance consists of a specific column for each entity involved, a subtotal column, an eliminations column, a column corresponding to the acquisition of the minority stake in TELINT which corresponds to approximately 39.3% (thirty-nine point three) of the capital stock currently held by minority shareholders, and a column of the total balance of the combination of the involved entities. The information relating to TELECOM corresponds to the non-consolidated balance sheet where TELECOM’s investment in Telmex and TELINT was valuated using the equity method in compliance with Mexican FRS. The eliminations made to the general pro-forma balance sheet are described below.

Accounts Payable and Accounts Receivable

The amounts eliminated in accounts payable, related party accounts payable, taxes payable, related parties accounts receivable and accrued liabilities, correspond to eliminations carried out between the involved entities. The main services rendered and/or received by the involved are: interconnection services, sales of handsets and accessories, long distance charges, sale of airtime, sale and lease of corporate links and networks, call traffic, lease of physical space, as well as other operating services, such as technical assistance.

In addition, certain cash flows are sent by Telmex and TELINT to Telmex, as a result of advancement and reimbursement of withholding tax which arise from tax consolidation.

Elimination of the Investments in Subsidiaries

Amounts shown in the permanent and other investment item under the eliminations column were eliminated as a result of the TELECOM’s direct investment in Telmex and TELINT, which were valuated using the equity method. Likewise, the indirect investment TELECOM has in Telmex and TELINT, via its subsidiaries Empresas y Controles en Comunicaciones, S.A. de C.V., and Multimedia Corporativo, S.A. de C.V., is eliminated. Said subsidiaries have no operational revenues and their only assets are represented by insignificant cash.

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10.3. Credit Suisse Opinion.

CREDIT SUISSE

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
Phone 212 325 2000
www.credit-suisse.com

March 9, 2010

Board of Directors
América Móvil, S.A.B. de C.V.
Lago Alberto No. 366
Colonia Anahuac, 11320
Mexico, Distrito Federal

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to América Móvil, S.A.B. de C.V. ("América Móvil") of the Consideration (as defined below) to be paid by América Móvil in connection with its proposed acquisition of Telmex Internacional, S.A.B. de C.V. ("Telint" and, such acquisition, the "Transaction"), a majority-owned subsidiary of Carso Global Telecom, S.A.B. de C.V. ("Telecom"). Subject to the terms and conditions more fully described in the Offer Information Documents (as defined below), América Móvil will commence an offer to exchange each outstanding Series A share and Series L limited voting share, each with no par value, including those represented by American Depositary Shares ("Telint Shares"), of the capital stock of Telint not already owned by Telecom for per share consideration equal to, at the election of the holder thereof, either (a) 0.373 of a Series L limited voting share, no par value ("América Móvil Shares"), of the capital stock of América Móvil (such number of shares so issuable, the "Stock Consideration") or (b) 11.66 pesos in cash (such consideration, together with the Stock Consideration, the "Consideration"). It is our understanding that, concurrently with the commencement of the Transaction, América Móvil also will commence an exchange offer for all outstanding shares of the capital stock of Telecom.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to América Móvil, Telint and the Transaction, including certain press releases and information statements publicly filed by América Móvil with respect to the Transaction (collectively, the "Offer Information Documents"). We also have reviewed certain other information relating to América Móvil and Telint provided to or discussed with us by América Móvil and Telint, including certain publicly available financial forecasts relating to América Móvil as adjusted and extrapolated per the guidance of the management of América Móvil (the "América Móvil Public Forecasts") and certain publicly available financial forecasts relating to Telint as adjusted and extrapolated per the guidance of the managements of América Móvil and Telint (the "Telint Public Forecasts"), and have met with the managements of América Móvil and Telint to discuss the businesses and prospects of América Móvil and Telint. We also have considered certain financial and stock market data of América Móvil and Telint, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of América Móvil and Telint, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

CREDIT SUISSE

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
212 325 2000
www.credit-suisse.com

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. As you are aware, we have been advised by the management of América Móvil that América Móvil was not provided with access to internal financial forecasts of Telint and that there are no long-term internal financial forecasts for América Móvil. Accordingly, at the direction of América Móvil and with your consent, we have utilized for purposes of our analyses the América Móvil Public Forecasts and Telint Public Forecasts and have assumed that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of América Móvil and Telint, respectively, and that América Móvil and Telint will perform substantially in accordance with such forecasts. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction or any related transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on América Móvil, Telint or the contemplated benefits of the Transaction and that the Transaction and related transactions will be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of América Móvil have advised us, and we further have assumed, that the terms of the Transaction which will be set forth in certain offer documents to be filed by América Móvil in connection with the Transaction will conform in all material respects to the terms described to us and as set forth in the Offer Information Documents.

We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of América Móvil or Telint, nor have we been furnished with any such evaluations or appraisals. In addition, we were not requested to, and we did not, participate in the structuring of the Transaction or any related transaction. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to América Móvil of the Consideration provided for in the Transaction and does not address any other aspect or implication of the Transaction or any related transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, any related transaction or otherwise, including, without limitation, the form or structure of the Transaction or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction or any related transaction, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, would have a material impact on our analyses. We are not expressing any opinion as to what the value of América Móvil Shares actually will be when issued to the holders of Telint Shares pursuant to the Transaction or the prices at which América Móvil Shares or Telint Shares will trade at any time. Our opinion does not address the relative merits of the Transaction or any related transaction as compared to alternative transactions or strategies that might be available to América

CREDIT SUISSE

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
212 325 2000
www.credit-suisse.com

Móvil, nor does it address the underlying business decision of América Móvil to proceed with the Transaction or any related transaction.

We have acted as financial advisor to América Móvil in connection with the Transaction and will receive a fee upon delivery of this opinion. In addition, América Móvil has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to América Móvil, Telint and their respective affiliates, for which services we and our affiliates have received and would expect to receive compensation, including having acted as joint bookrunner in connection with certain note offerings of América Móvil and as joint bookrunner and structuring agent in connection with certain toll road and securitization transactions for an affiliate of América Móvil. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of América Móvil, Telint and any other company that may be involved in the Transaction or related transactions, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of América Móvil (solely in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transaction or any related transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to América Móvil.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

CREDIT SUISSE

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
Phone 212 325 2000
www.credit-suisse.com

March 9, 2010

Board of Directors
América Móvil, S.A.B. de C.V.
Lago Alberto No. 366
Colonia Anahuac, 11320
Mexico, Distrito Federal

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to América Móvil, S.A.B. de C.V. ("América Móvil") of the Exchange Ratio (as defined below) provided for in its proposed acquisition of Carso Global Telecom, S.A.B. de C.V. ("Telecom" and, such acquisition, the "Transaction"), a majority shareholder of Telmex Internacional, S.A.B. de C.V. ("Telint"). Subject to the terms and conditions more fully described in the Offer Information Documents (as defined below), América Móvil will commence an offer to exchange each outstanding Series A-1 full voting share, no par value ("Telecom Shares"), of the capital stock of Telecom for 2.0474 (the "Exchange Ratio") Series L limited voting shares, no par value ("América Móvil Shares"), of the capital stock of América Móvil. It is our understanding that, concurrently with the commencement of the Transaction, América Móvil also will commence an exchange offer for all outstanding shares of the capital stock of Telint not already owned by Telecom.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to América Móvil, Telecom and the Transaction, including certain press releases and information statements publicly filed by América Móvil with respect to the Transaction (collectively, the "Offer Information Documents"). We also have reviewed certain other information relating to América Móvil and Telecom provided to or discussed with us by América Móvil and Telecom, including certain publicly available financial forecasts relating to América Móvil as adjusted and extrapolated per the guidance of the management of América Móvil (the "América Móvil Public Forecasts") and certain publicly available financial forecasts relating to Telecom and its subsidiaries as adjusted and extrapolated per the guidance of the managements of América Móvil, Telecom and Telecom's subsidiaries (the "Telecom Public Forecasts"), and have met with the managements of América Móvil, Telecom and Telecom's subsidiaries to discuss the businesses and prospects of América Móvil and Telecom. We also have considered certain financial and stock market data of América Móvil and Telecom, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of América Móvil and Telecom. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. As you are aware, we have been advised by the management of América Móvil that América Móvil was not provided with access to internal financial forecasts of Telecom and that there are no long-term internal financial

CREDIT SUISSE

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
Phone 212 325 2000
www.credit-suisse.com

forecasts for América Móvil. Accordingly, at the direction of América Móvil and with your consent, we have utilized for purposes of our analyses the América Móvil Public Forecasts and Telecom Public Forecasts and have assumed that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of América Móvil and Telecom, respectively, and that América Móvil and Telecom will perform substantially in accordance with such forecasts. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction or any related transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on América Móvil, Telecom or the contemplated benefits of the Transaction and that the Transaction and related transactions will be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of América Móvil have advised us, and we further have assumed, that the terms of the Transaction which will be set forth in certain offer documents to be filed by América Móvil in connection with the Transaction will conform in all material respects to the terms described to us and as set forth in the Offer Information Documents.

We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of América Móvil or Telecom, nor have we been furnished with any such evaluations or appraisals. In addition, we were not requested to, and we did not, participate in the structuring of the Transaction or any related transaction. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to América Móvil of the Exchange Ratio provided for in the Transaction and does not address any other aspect or implication of the Transaction or any related transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction, any related transaction or otherwise, including, without limitation, the form or structure of the Transaction or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Transaction or any related transaction, or class of such persons, relative to the Exchange Ratio or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, would have a material impact on our analyses. We are not expressing any opinion as to what the value of América Móvil Shares actually will be when issued to the holders of Telecom Shares pursuant to the Transaction or the prices at which América Móvil Shares or Telecom Shares will trade at any time. Our opinion does not address the relative merits of the Transaction or any related transaction as compared to alternative transactions or strategies that might be available to América Móvil, nor does it address the underlying business decision of América Móvil to proceed with the Transaction or any related transaction.

We have acted as financial advisor to América Móvil in connection with the Transaction and will receive a fee upon delivery of this opinion. In addition, América Móvil has agreed to indemnify us and certain related parties for certain liabilities and other items

CREDIT SUISSE

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629
Phone 212 325 2000
www.credit-suisse.com

arising out of or related to our engagement. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to América Móvil, Telecom and their respective affiliates, for which services we and our affiliates have received and would expect to receive compensation, including having acted as joint bookrunner in connection with certain note offerings of América Móvil and as joint bookrunner and structuring agent in connection with certain toll road and securitization transactions for an affiliate of América Móvil. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of América Móvil, Telecom and any other company that may be involved in the Transaction or related transactions, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of América Móvil (solely in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Transaction or any related transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to América Móvil.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC